                                                    Filed Pursuant to Rule 424B5
                                         Registration Statement Number 333-51932

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 15, 2000

                               10,000,000 SHARES

                               [CMS ENERGY LOGO]

                                  COMMON STOCK

                             ---------------------

     Our common stock is listed on The New York Stock Exchange under the symbol "CMS." The last reported sale price on February 22, 2001 was $31.04 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS" ON PAGE
S-11.

                                                                     UNDERWRITING
                                                        PRICE TO     DISCOUNTS AND     PROCEEDS
                                                         PUBLIC       COMMISSIONS       TO CMS
                                                      ------------   -------------   ------------
Per Share...........................................     $29.75          $.19           $29.56
Total...............................................  $297,500,000    $1,900,000     $295,600,000

     Delivery of the shares of common stock will be made on or about February 28, 2001.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                         BANC OF AMERICA SECURITIES LLC

          The date of this prospectus supplement is February 23, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT

FORWARD-LOOKING STATEMENTS..................................  S-2
SUMMARY.....................................................  S-3
RISK FACTORS................................................  S-11
FORWARD-LOOKING INFORMATION.................................  S-15
USE OF PROCEEDS.............................................  S-16
SUPPLEMENTAL DESCRIPTION OF CAPITAL STOCK...................  S-16
TRANSFER AGENT..............................................  S-22
UNDERWRITING................................................  S-22
NOTICE TO CANADIAN RESIDENTS................................  S-23
LEGAL OPINIONS..............................................  S-24
EXPERTS.....................................................  S-25
UNAUDITED PRO FORMA FINANCIAL INFORMATION...................  F-1

                            PROSPECTUS
WHERE TO FIND MORE INFORMATION..............................  2
CMS ENERGY CORPORATION......................................  4
CMS ENERGY TRUSTS...........................................  4
USE OF PROCEEDS.............................................  6
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS...............  6
DESCRIPTION OF SECURITIES...................................  6
EFFECT OF OBLIGATIONS UNDER THE DEBT SECURITIES AND THE
  GUARANTEES................................................  21
LEGAL OPINIONS..............................................  25
EXPERTS.....................................................  26
PLAN OF DISTRIBUTION........................................  26

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                             ---------------------

                           FORWARD-LOOKING STATEMENTS

     The prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements. The factors identified under "Risk Factors" are important factors, but not necessarily all important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, us or our subsidiaries.

     Where any forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, we caution that, while such assumptions or bases are believed to be reasonable and are made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, we, our subsidiaries, or our management, express an expectation or belief as to future results, this expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "believe," "expect," "estimate," "project," and "anticipate" or similar expressions identify forward-looking statements.

                                    SUMMARY

     This summary may not contain all the information that may be important to you. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this document in their entirety before making an investment decision. The terms "CMS," "CMS Energy," "Company," "Our" and "We" as used in this prospectus supplement and the accompanying prospectus refer to CMS Energy Corporation and its subsidiaries.

     In this document, "Bcf" means billion cubic feet, "GWh" means gigawatt-hour, "KWh" means kilowatt-hour, "MBbls" means thousand barrels, "Mcf" means thousand cubic feet, "MMBoe" means million barrels of oil equivalent, "MMBbls" means million barrels, "MMcf" means million cubic feet, "MW" means megawatts, and "Tbtu" means trillion british thermal units.

                             CMS ENERGY CORPORATION

     CMS Energy is a leading diversified energy company operating in the United States and around the world. Our two principal subsidiaries are Consumers Energy Company ("Consumers") and CMS Enterprises Company ("Enterprises"). Consumers is a public utility that provides natural gas or electricity to almost six million of the approximately 9.5 million residents in Michigan's lower peninsula. Enterprises, through subsidiaries, is engaged in a wide range of diversified energy businesses in the United States and in approximately 20 countries on five continents.

     Our assets and services are broad and include: electric and natural gas utility operations; independent power production; natural gas transmission, storage and processing; oil and gas exploration and production; international energy distribution; and marketing, services and trading. In 1999,

     - Consumers' electric utility owned and operated 31 electric generating plants with an aggregate of 6,252 MW of capacity and served 1.7 million customers in Michigan's lower peninsula;

     - Consumers' gas utility owned and operated over 25,000 miles of transmission and distribution lines throughout the lower peninsula of Michigan, providing natural gas to 1.6 million customers;

     - CMS Generation had ownership interests in approximately 41 independent power plants with 8,110 MW gross and 3,713 MW net capacity. The plants are located primarily in the U.S., Argentina, Australia, Chile, India, Morocco and Thailand;

     - CMS Gas Transmission owned and operated over 21,300 miles of pipelines with a daily capacity of approximately 10.0 Bcf per day. The pipelines are located in the U.S., Argentina, Australia, Chile and Tunisia. It also owns extensive gathering systems and processing facilities;

     - CMS Oil and Gas had proved reserves of 248 MMBoe and exploration and production activities in the U.S., Venezuela, Colombia, the Republic of Congo, Cameroon, Equatorial Guinea and Tunisia;

     - CMS Electric and Gas, our international energy distribution subsidiary, owned energy distribution interests in Venezuela, Argentina and Brazil, serving approximately 464,000 customers and recording sales of approximately 3,000 GWh;

     - CMS Marketing, Services and Trading marketed 470 Bcf of gas, 3,709 GWh of electricity, 23 MMBbls of crude oil and 6.5 MMBbls of natural gas liquids; and

     - Our various subsidiaries currently have ownership interests in projects under construction or in advanced stages of development, including approximately 2,700 MW of electric generation, 2.5 Bcf per day of pipeline throughput, 2 MMBbls of storage capacity, a 2,500 metric tons per day methanol production facility, and conversion of a natural gas pipeline to an 800 mile liquids product pipeline.

     We were incorporated in Michigan in 1987 and our world wide web address is http://www.cmsenergy.com. Our web site is not part of this prospectus supplement. Our telephone number is (313) 436-9200.

                               BUSINESS STRATEGY

     Our objective is to be a leading diversified energy company developing energy facilities and marketing energy and related services in the United States and selected world growth markets. The key elements of our strategy to achieve this objective are as follows:

USE OUR NATURAL GAS PIPELINE BUSINESS FOR GROWTH OPPORTUNITIES ACROSS OUR OTHER BUSINESSES

     Our March 1999 acquisition of Panhandle Eastern Pipe Line Company, Panhandle Storage Company, Trunkline LNG Company and their subsidiaries (collectively, the "Panhandle Companies" or "Panhandle") significantly enhanced our domestic natural gas pipeline business. We intend to use Panhandle as a platform for growth in the United States and derive added value through expansion opportunities for multiple CMS businesses. Our growth strategy around Panhandle includes enhancing the opportunities for other CMS businesses involved in electric power generation and distribution, mid-stream activities (gathering and processing), and exploration and production. By providing additional transportation, storage and other asset-based value-added services to customers such as new gas fueled power plants, local distribution companies, industrials and end-users, marketers and others, we expect to expand our natural gas pipeline business. We also plan to convert certain Panhandle facilities to permit the throughput of liquid products.

EFFECTIVELY IMPLEMENT THE MICHIGAN ELECTRIC RESTRUCTURING LEGISLATION

     Our Consumers subsidiary is a leading generator and distributor of electricity and distributor of natural gas in the lower peninsula of Michigan. After several years of discussion and uncertainty in the Michigan electric utility industry, in June 2000 the Michigan legislature enacted electric utility restructuring and related securitization legislation called the Customer Choice and Electricity Reliability Act (the "Customer Choice Act"). The Customer Choice Act required an immediate 5% rate reduction for residential customers that reduces our revenues. In October 2000 and January 2001, the Michigan Public Service Commission ("MPSC") issued an order and a final order, respectively, approving securitization of approximately $470 million in qualified costs plus the expenses of securitization. Cost savings from securitization depend upon the level of debt or equity securities ultimately retired, the amortization schedule for the securitized qualified costs and the interest rates of the retired debt securities and the securitization bonds. These savings will only be determined once the securitization bonds are issued and will offset up to the full amount of the revenue impact of the 5% residential rate reduction, $51 million on an annual basis, that Consumers was required to implement by the Customer Choice Act. Consumers accepted the final financing order. The financing orders have been appealed by the Attorney General of Michigan. We cannot predict the outcome of the appeal or its effect on the schedule for issuance of the securitization bonds. Ultimately, sale of securitization bonds will be required to offset the rate reduction over the term of the bonds. The new legislation also provided for rate freezes and rate caps as more fully discussed below under "Risk
Factors -- Risks Relating to CMS Energy -- New electric restructuring legislation could adversely affect our business." In response, Consumers must develop cost-effective solutions to manage the challenges of the Customer Choice Act. For example, we intend to further intensify our efforts to manage costs including the management of fuel costs and purchased power costs in light of the rate freezes and rate caps.

INCREASE CONSUMERS' COMMODITY DELIVERY TO MEET CUSTOMER GROWTH AND EXPAND THE RANGE OF ENERGY-RELATED SERVICES

     In addition to the delivery of electricity and natural gas, we offer a variety of energy-related services to Consumers' electric and gas customers. These services focus upon appliance maintenance, home safety, commodity choice and assistance to customers purchasing heating, ventilation and air conditioning equipment. We will continue to look for additional growth opportunities in energy-related services for Consumers' customers.

     Without regard to the Customer Choice Act, Consumers expects average annual growth of approximately 2.5% per year in electric system deliveries over the next five years based on a steadily growing customer base. Also, Consumers currently anticipates gas deliveries, including gas customer choice deliveries (excluding transportation to a natural gas-fueled, combined-cycle cogeneration facility operated by the Midland Cogeneration Venture, Partnership Limited (the "MCV Facility") and off-system deliveries), to grow at an average annual rate of approximately 1% over the next five years based primarily on a steadily growing customer base.

EXPAND PRESENCE IN SELECT HIGH GROWTH INTERNATIONAL MARKETS THROUGH OUR DIVERSIFIED ENERGY BUSINESSES

     We expect to continue to sharpen our geographic focus on key growth areas where we already have significant investments and opportunities. This strategy focuses predominantly on North America in the central corridor of the United States. Internationally, these markets are India, the Middle East, South America and West Africa. In pursuing our global growth, we intend to make energy investments that provide expansion opportunities for multiple existing businesses. For example, we are seeking to capitalize on our West Africa oil and gas reserves by expanding the undersea pipeline and onshore processing facilities in this area. We may use the gas from the processing plant in a new methanol plant in West Africa. Our gas pipelines in Argentina are being extended to carry fuel for power plants in the area. In addition, we are a partner in the first independent power and water project in the United Arab Emirates and we are building our third power plant in India.

OPTIMIZE OUR ASSETS THROUGH THE MARKETING, SERVICES AND TRADING BUSINESS

     We intend to use our marketing, services and trading business to improve the return on our other businesses. This means that we plan to continue centralizing the marketing of energy products produced by our various non-utility businesses. Other strategies include expanding our industrial and commercial energy services business to enhance our commodity marketing business and developing risk management products that address customer needs.

CONTINUE MANAGEMENT OF OUR ASSET PORTFOLIO

     We intend to enhance our long-term growth through an active portfolio management program that entails the ongoing sale of assets. We expect to reinvest the proceeds from this program in assets having greater potential for synergies with our existing or planned assets. In particular, we are reviewing our options regarding certain assets performing below prior expectations, including generating assets in Argentina. As a part of the program, we also continue to seek improvement in the operating efficiency and profitability of all assets retained in our portfolio.

                              RECENT DEVELOPMENTS

CMS ENERGY

     CMS Financial Plan. As a part of the program to strengthen our balance sheet, we are issuing this common stock. As a result, we are indefinitely deferring the CMS Oil and Gas initial public offering.

     2000 Earnings. On January 24, 2001, we reported 2000 consolidated net income of $36 million, compared to $269 million in 1999. Earnings per diluted share were $.32 per share in 2000 compared to $2.17 per diluted share in 1999. Year 2000 results include (i) the $2.37 per share after tax write-down of the Loy Yang A power plant in Australia, (ii) $.20 per share of gains from asset sales which exceed the amount we expect to sustain in future years, and (iii) a $.04 per share decrease as a result of an SEC mandated change in the method for accounting for inventories that has affected the accounting for CMS Oil and Gas' inventories. After making these adjustments, our sustainable 2000 earnings were $2.53 per diluted share, compared to $2.85 per diluted share of sustainable earnings in 1999. Year 2000 consolidated operating revenue totaled approximately $9 billion, up 47% from $6.1 billion in 1999.

     For the fourth quarter of 2000, we reported a consolidated loss of $171 million, or $1.44 per diluted share, compared to net income of $21 million, or a loss of $.08 per diluted share for the same period in 1999 which includes the allocation of the premium on redemption of our Class G Common Stock which decreased diluted earnings per share of CMS Energy by $.25 per share. The fourth quarter 2000 results include the effects of the $268 million after-tax write-down for Loy Yang ($2.25 per share), and $.03 per share of gains from asset sales which exceed the amount we expect to sustain in future years. Operating revenue for the fourth quarter 2000 totaled $3.19 billion, up 80% from $1.77 billion in the fourth quarter 1999. Sustainable earnings for the fourth quarter of 2000, before, the $268 million Loy Yang A write down were 78 cents per share, compared to 60 cents per share in the fourth quarter of 1999, before a $49 million after-tax gas processing write down.

     Fourth quarter 2000 earnings before nonrecurring items reflect strong electric and gas utility sales, independent power sales, and marketing and trading profits. The growth in fourth quarter 2000 consolidated operating revenue primarily reflects increased lower-margin energy marketing and trading transactions.

     Sale of Assets. In December 2000, we executed an agreement to sell our 48 percent ownership interest in Empresa Distribuidora de Electricidad de Entre Rios, S.A., an electric distribution utility serving the province of Entre Rios, Argentina, for approximately $107.3 million to be received in 2001. In addition to the proceeds, the sale eliminated approximately $81 million of debt from our consolidated balance sheet. As of December 31, 2000 we have received approximately $1.2 billion of asset sale cash proceeds and balance sheet debt reductions as part of our asset optimization program. In 2001, we anticipate selling additional assets which could include the sale of Consumers' electric transmission facilities that we anticipate will result in cash proceeds and associated debt reduction of consolidated project debt of approximately $450 million.

CONSUMERS

     Transfer of Transmission Assets. In January 2001, the Federal Energy Regulatory Commission granted Consumers' application to transfer ownership and control of its transmission facilities to a wholly owned subsidiary, Michigan Electric Transmission Company. The transfer of control to Michigan Electric Transmission Company is expected to occur later this year. This represents the first step in Consumers' plan either to divest its transmission business to a third party or to transfer control of or sell it to a regional transmission organization. In either event, Consumers' current plan is to remain in the business of generating and distributing electric energy to retail customers. In addition, in response to an application that Consumers filed with the MPSC, the MPSC issued an order that stated in part that, if Consumers sells its transmission facilities in the manner described in its application, it would be in compliance with applicable requirements of the Customer Choice Act.

     Securitization. In July 2000, in accordance with the Customer Choice Act, Consumers filed an application with the MPSC to begin the securitization process. Securitization typically involves the issuance of asset backed bonds with a higher credit rating than conventional utility corporate financing. In October 2000 and January 2001, the MPSC issued a financing order and a final order, respectively, authorizing securitization of approximately $470 million in qualified costs, which were primarily regulatory assets, consisting of electric utility stranded generation costs, plus recovery of the expenses of the securitization. Cost savings from securitization depend upon the level of debt or equity securities ultimately retired, the amortization schedule for the securitized qualified costs and the interest rates of the retired debt securities and the securitization bonds. These savings will only be determined once the securitization bonds are issued and will offset up to the full amount of the revenue impact of the 5 percent residential rate reduction, $51 million on an annual basis, that Consumers was required to implement by the Customer Choice Act. Consumers accepted the final financing order. The financing orders have been appealed by the Attorney General of Michigan. We cannot predict the outcome of the appeal or its effect on the schedule for issuance of the securitization bonds. Beginning January 1, 2001, the amortization of the approved regulatory assets being securitized as qualified costs is being deferred which effectively offsets the loss in revenue resulting from the five percent residential rate reduction. The amortization will be reestablished later, after the securitization bond sale, based on a schedule that is the same as the recovery of the principal amounts of the securitized qualified costs. Ultimately, sale of securitization bonds will be required to offset the rate reduction over the term of the bonds.

     Nuclear Management Company. In November 2000, Consumers signed an agreement to acquire an interest in Nuclear Management Company LLC, a Wisconsin company. In connection with this agreement, Consumers requested approval from the Nuclear Regulatory Commission for an amendment to Palisades' operating license designating Nuclear Management Company as the plant's operator. Consumers will retain ownership of Palisades, its 789 MW output, the spent fuel on site, and ultimate responsibility for the safe operation, maintenance and decommissioning of the plant. Under this agreement, salaried Palisades employees will become Nuclear Management Company employees by mid-year 2001. Union employees will work under the supervision of Nuclear Management Company pursuant to their existing labor contract as Consumers' employees. Consumers will benefit by consolidating expertise and controlling costs and resources among all of the nuclear plants being operated on behalf of the five Nuclear Management Company member companies. With Consumers as a partner, Nuclear Management Company will have responsibility for operating eight units with 4,500 megawatts of generating capacity in Wisconsin, Minnesota, Iowa and Michigan.

                                  THE OFFERING

Shares offered......................     10,000,000 Shares of CMS Energy common
                                         stock, ($.01 par value)

CMS Energy common stock outstanding
  as of February 22, 2001 (before
  giving effect to this offering)...     121,313,692 Shares

Use of proceeds.....................     We intend to use the net proceeds
                                         primarily to repay borrowings under our
                                         Revolving Credit Facility. The
                                         remaining amounts will be used to repay
                                         various lines of credit.

CMS ENERGY COMMON STOCK PRICES:

                                                        HIGH     LOW
                                                       ------   ------
Reported Ranges -- 2000 and 2001
  (First Quarter 2000)...............................  $32.06   $16.06
  (Second Quarter 2000)..............................  $23.69   $17.75
  (Third Quarter 2000)...............................  $29.69   $22.06
  (Fourth Quarter 2000)..............................  $32.25   $25.13
  (First Quarter to February 22, 2001)...............  $31.04   $27.38
Current indicated annual dividend rate per share.....  $ 1.46
NYSE symbol..........................................     CMS

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following selected historical and pro forma financial information has been derived from our historical consolidated financial statements. We have prepared pro forma financial information to reflect our acquisition of the common stock of the Panhandle Companies. Please refer to our Form 10-K for the fiscal year ended December 31, 1999 which is incorporated by reference. The financial information set forth below should be read in conjunction with our consolidated financial statements, related notes and other financial information incorporated by reference in the accompanying prospectus. See "Incorporation of Certain Documents by Reference" in the accompanying prospectus.

                                        YEAR ENDED DECEMBER 31,                             NINE MONTHS ENDED SEPTEMBER 30,
                            -----------------------------------------------           -------------------------------------------
                                                                 PRO FORMA                               PRO FORMA
                             1997     1998     1999               1999(1)                1999             1999(1)        2000
                            ------   ------   ------            -----------           -----------       -----------   -----------
                                                                (UNAUDITED)           (UNAUDITED)       (UNAUDITED)   (UNAUDITED)
                                                            (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Operating revenue.........  $4,781   $5,141   $6,103              $6,216                $4,335            $4,448        $5,811
Operating expenses........   4,065    4,417    5,219               5,272                 3,586             3,639         5,073
                            ------   ------   ------              ------                ------            ------        ------
  Pretax operating
    income................     716      724      884                 944                   749               809           738
Income taxes..............     108      100       64                  72                    91                98            85
Consolidated net income
  before cumulative effect
  of changes in accounting
  principles..............     244      242      277                 287                   256               267           212
Cumulative effect of
  change in accounting for
  inventories, net of
  tax(10).................      --       --       --                  --                    --                --            (5)
Cumulative effect of
  change in accounting for
  property taxes, net of
  tax(2)..................      --       43       --                  --                    --                --            --
                            ------   ------   ------              ------                ------            ------        ------
Consolidated net income...  $  244   $  285   $  277              $  287                $  256            $  267        $  207
                            ======   ======   ======              ======                ======            ======        ======
Net income attributable to
  common stocks(2)
  CMS Energy..............  $  229   $  272   $  241(8)           $  251(8)             $  248            $  259        $  207
  Class G.................      15       13       36(8)(9)            36(8)(9)               8                 8            --
Average common shares
  outstanding
  CMS Energy..............      96      102      110                 110                   109               109           111
  Class G.................       8        8        9(9)                9(9)                  9                 9            --
Earnings per average
  common
  share(2)
  CMS Energy
    Basic.................  $ 2.39   $ 2.65   $ 2.18(8)           $ 2.27(8)             $ 2.29            $ 2.38        $ 1.86
    Diluted...............    2.37     2.62     2.17(8)             2.26(8)               2.25              2.35          1.85
Class G Basic and
  Diluted.................    1.84     1.56     4.21(8)(9)          4.21(8)(9)             .90               .90            --
Dividends declared per
  common share
  CMS Energy..............    1.14     1.26     1.39                1.39                 1.025             1.025         1.095
  Class G.................    1.21     1.27      .99(9)              .99(9)                .99               .99            --

                                                       AS OF DECEMBER 31,           AS OF           AS OF
                                                   --------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                                    1997     1998      1999         1999            2000
                                                   ------   -------   -------   -------------   -------------
                                                                                 (UNAUDITED)     (UNAUDITED)
                                                                         (IN MILLIONS)
BALANCE SHEET DATA:
Cash and cash equivalents........................  $   69   $   101   $   132      $   234         $   281
Net plant and property...........................   5,144     6,040     8,121        7,394           8,168
Total assets.....................................   9,508    11,310    15,462       14,594          16,246
Long-term debt, excluding current maturities.....   3,272     4,726     6,987        7,092           7,246
Non-current portion of capital leases............      75       105        88           89              81
Notes payable....................................     382       328       230          317             432
Other liabilities................................   3,361     3,304     4,538        3,562           4,833
Company-obligated mandatorily redeemable trust
  preferred securities of:
  Consumers Power Company Financing I(3).........     100       100       100          100             100
  Consumers Energy Company Financing II(3).......     120       120       120          120             120
  Consumers Energy Company Financing III(4)......      --        --       175           --             175
  CMS RHINOS Trust(7)............................      --        --       250          250              --
Company-obligated convertible trust preferred
  securities of:
  CMS Energy Trust I(5)..........................     173       173       173          173             173
  CMS Energy Trust II(6).........................      --        --       301          301             301
  CMS Energy Trust III(11).......................      --        --        --           --             220
Preferred stock of subsidiary....................     238       238        44           44              44
Common stockholders' equity......................   1,787     2,216     2,456        2,393           2,300

---------------

 (1) The pro forma selected financial information illustrates the effects of (i) various restructuring, realignment, and elimination of activities between the Panhandle Companies and Duke Energy Corporation prior to the closing of the acquisition of the Panhandle Companies by CMS Energy, (ii) the adjustments resulting from the acquisition of the Panhandle Companies and
     (iii) financing transactions which include the public issuance of $800 million of senior notes by Panhandle, $850 million of senior notes by CMS Energy and the private sale of $250 million of trust preferred securities by CMS Energy.

 (2) During the first quarter of 1998, our subsidiary, Consumers, implemented a change in the method of accounting for property taxes which had the cumulative effect of increasing other income by $66 million, including $18 million attributable to the portion of our business relating to Class G common stock. Earnings, net of tax, increased by $43 million or $0.40 per share for CMS Energy common stock and $12 million or $0.36 per share for Class G common stock.

 (3) The primary asset of Consumers Power Company Financing I is approximately $103 million principal amount of 8.36% subordinated deferrable interest notes due 2015 from Consumers. The primary asset of Consumers Energy Company Financing II is $124 million principal amount of 8.20% subordinated deferrable interest notes due 2027 from Consumers.

 (4) The primary asset of Consumers Energy Company Financing III is $180 million principal amount of 9.25% subordinated deferrable interest notes due 2029 from Consumers.

 (5) The primary asset of CMS Energy Trust I is approximately $178 million principal amount of 7.75% convertible subordinated debentures due 2027 from us.

 (6) The primary asset of CMS Energy Trust II is approximately $310 million principal amount of 8.625% convertible junior subordinated deferrable interest debentures due 2004 from us.

 (7) The primary asset of CMS RHINOS Trust was approximately $258 million principal amount of floating rate, subordinated interest notes due 2001 from us. These securities were redeemed on August 22, 2000 using the proceeds of the Premium Equity Participating Security Units issued on August 22, 2000 and additional borrowings under the Revolving Credit Facility.

 (8) Reflects the reallocation of net income and earnings per share as a result of the premium on exchange of Class G common stock. As a result, CMS Energy's basic and diluted earnings per share were reduced $0.26 and $0.25, respectively, and Class G's basic and diluted earnings per share were increased $3.31.

 (9) From January 1, 1999 to October 25, 1999.

(10) During 2000, CMS Energy implemented an SEC mandated change in the method for accounting for inventories that has affected the accounting for CMS Oil and Gas' oil and gas inventories, which had the cumulative effect of decreasing pre-tax operating income by $7 million, and earnings, net of tax, by $5 million, or $.04 per basic and diluted share of CMS Energy Common Stock. As a result of this accounting change, certain quarterly financial information for the three months ended March 31, 2000, June 30, 2000, and September 30, 2000 has been restated. After implementing the change in accounting as of January 1, 2000, consolidated net income for the three months ended March 31, 2000, June 30, 2000 and September 30, 2000 decreased $5 million, $2 million and $2 million, respectively, and diluted earnings per share decreased $.05, $.01 and $.02, respectively. The effects of the accounting change on assets, liabilities and equity are not material.

(11) The primary asset of CMS Energy Trust III is approximately $226 million principal amount of 7.25% subordinated deferrable notes due August 2004 from us.

                                  RISK FACTORS

     In considering whether to purchase our Common Stock, you should carefully consider all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below. In addition, please read "Forward-Looking Information" on page S-15 of this prospectus supplement, where we describe additional uncertainties associated with our business and the forward-looking statements in this prospectus supplement and the accompanying prospectus.

RISKS RELATING TO CMS ENERGY

  We have substantial indebtedness that could limit our financial flexibility

     On a consolidated basis, we and our subsidiaries had approximately $8.9 billion in total indebtedness and mandatorily redeemable trust preferred securities as of September 30, 2000. We may incur additional indebtedness in the future. The level of our indebtedness could have several important effects on our future operations, including, among others:

     - a significant portion of our cash flow from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes;

     - covenants contained in our existing debt arrangements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business;

     - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

     - we may be at a competitive disadvantage to our competitors that are less leveraged; and

     - our vulnerability to adverse economic and industry conditions may increase.

     Our ability to meet our debt service obligations and to reduce our total indebtedness will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. We cannot assure you that our business will continue to generate sufficient cash flow from operations to service our indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financings. We cannot assure you that any such refinancing will be possible or that additional financing will be available on commercially acceptable terms or at all.

     Covenants contained in our existing debt arrangements and guarantees limit, among other things, the incurrence of indebtedness by CMS Energy and its subsidiaries and require maintenance of a minimum net worth and fixed-charge coverage ratio and a maximum debt-to-capitalization ratio. There can be no assurance that the requirements of our existing debt arrangements or other indebtedness will be met in the future. Failure to comply with such covenants may result in a default with respect to the related debt and could lead to acceleration of such debt or any instruments evidencing indebtedness that contain cross-acceleration or cross-default provisions. In such a case, there can be no assurance that we would be able to refinance or otherwise repay such indebtedness.

  As a holding company, we are subject to restrictions on our ability to pay dividends

     We are a legal entity separate and distinct from our various subsidiaries. As a holding company with no significant operations of our own, the principal sources of our funds are dividends or other distributions from our operating subsidiaries (in particular, Consumers), borrowings and sales of equity. The ability of Consumers and our other subsidiaries to pay dividends or make distributions to us, and, accordingly, our ability to pay dividends on our capital stock will depend on the earnings, financial requirements, contractual restrictions of our subsidiaries, in particular Consumers, and other factors. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts on our capital or to make any funds available therefor, whether by dividends, loans or other payments.

     Restrictions contained in Consumers' mortgage bond indenture and preferred stock provisions and other legal restrictions limit Consumers' ability to pay dividends or acquire its own stock from us. Based upon its Articles of Incorporation, the most restrictive provision, as of September 30, 2000, Consumers would be able to pay an aggregate of $404 million in dividends to us. In the four years ending December 31, 1999, Consumers paid out 71% of its earnings in cash dividends to us. Enterprises is also limited in the amount of dividends it is able to pay pursuant to the Revolving Credit Facility.

     If we do not receive adequate distributions from our subsidiaries and jointly owned enterprises, there can be no assurance that we will be able to make any dividend payments on our capital stock.

  We face increased competition, which could reduce our market shares and profit margins

     Regulatory changes and other developments have resulted and will continue to result in increased competition in our domestic energy businesses. Generally, increased competition threatens our market shares in certain segments of our business and can reduce our profit margins.

     Increased competition and direct access in the gas industry. Regulatory changes have been significant in our gas utility business. These changes have resulted in increased competition from other sellers of natural gas for sale of the gas commodity to our customers. As a result of the regulatory changes that separated (unbundled) the transportation and storage of natural gas from the sale of natural gas by interstate pipelines and Michigan gas distributors, Consumers offers unbundled services (transportation and some storage) to its larger end-use customers who choose to acquire gas supplies from alternative sources. Additionally, to prepare for the unbundled market, Consumers is conducting an expanded gas customer choice pilot program which, through March 2001, will allow 300,000 residential, commercial and industrial retail gas sales customers to choose an alternative gas supplier in direct competition with Consumers as a supplier of the gas commodity. In October 2000 the MPSC issued orders that adopted the terms and conditions for providing permanent gas customer choice for Michigan customers through which all of Consumers' gas customers will be able to select an alternate gas supplier beginning April 1, 2003. At this time, we do not know the full impact of competition.

     Increased competition and direct access in the electric industry. Consumers has in the last several years experienced and expects to continue to experience a significant increase in competition for generation services with the introduction of retail direct access in Michigan. Under the Customer Choice Act, all electric customers will have the choice of electric generation suppliers by January 1, 2002.

     Increased competition in the gas pipeline industry. Since we have completed the acquisition of the Panhandle companies, a significant portion of our domestic revenue and cash flow comes from our interstate pipeline business. The Federal Energy Regulatory Commission ("FERC") policy allows the issuance of certificates authorizing the construction of new interstate pipelines which are competitive with existing pipelines. A number of new pipeline and pipeline expansion projects have been approved or are pending approval by the FERC in order to transport large additional volumes of natural gas to the midwestern United States from Canada. These pipelines will be able to compete with Panhandle's pipelines. Increased competition could reduce the volumes of gas transported by Panhandle to their existing markets or cause them to lower rates in order to meet competition. This could lower the financial benefits we receive from the acquisition of the Panhandle companies.

  New electric restructuring legislation could adversely affect our business

     Federal and state regulation of electric and natural gas utilities, interstate pipelines and independent electric power producers has changed dramatically in the last two decades and could continue to change over the next several years. These changes could adversely affect our business, financial condition and profitability.

     New electric restructuring legislation (the Customer Choice Act). In June 2000, the Michigan Legislature enacted the Customer Choice Act that became effective June 5, 2000. The Customer Choice Act first reduced residential rates by 5% then froze them as of the June 2000 effective date of this new legislation through December 31, 2003. All other electric rates are frozen through December 31, 2003 without first being reduced. After that date, electric rates are subject to a rate cap. The length of the rate cap varies depending upon whether the customer is a residential, commercial or industrial customer, among other determinations. Ultimately, the rate cap could extend until December 31, 2013 depending upon whether Consumers and two other utilities jointly complete expansion of available transmission capability in the state of Michigan of at least 2,000 MW and do not exceed the market control test established by the legislation (a requirement Consumers is currently in compliance with). Under circumstances specified in the Customer Choice Act, certain costs can be deferred for future recovery after the expiration of the rate cap period. However, the rate cap could result in Consumers being unable to collect customer rates sufficient to recover fully its cost of doing business. Some of these costs may be wholly or partially beyond Consumers' power to control. In particular, to the extent Consumers may need to purchase power from wholesale suppliers at market-based prices during the period when retail rates are frozen or capped, it may be difficult to purchase power at prices that can be recovered in rates. As a result, it is not certain that Consumers' profit margins in its electric utility business will be maintained over the long run.

     The Customer Choice Act and existing MPSC restructuring orders provide for recovery of the stranded costs associated with customers purchasing power from other sources. The Customer Choice Act also permits the MPSC annually to review Consumers' stranded cost recovery charges implemented for the preceding 12 months, and adjust the stranded costs recovery charge (a true-up adjustment), by way of supplemental surcharges or credits, to allow the netting of stranded costs. In an order issued in October 2000, the MPSC initiated a proceeding to implement the provisions of the Customer Choice Act regarding the calculation of stranded costs. Consumers is uncertain how the MPSC will ultimately calculate the amount of stranded costs and the true-up adjustments, and the manner in which the annual stranded cost true-up operates.

     The Customer Choice Act also allows for securitization of stranded costs, which fit the definition under Customer Choice Act of qualified costs for securitization purposes, in order to offset the earnings impact of the 5% residential rate reduction mandated by the legislation. In accordance with the securitization provisions of the Customer Choice Act, Consumers filed an application, and a supplement thereto, in July 2000, to begin the securitization process for approximately $470 million in qualified costs. The MPSC issued a financing order and a final financing order in October 2000 and January 2001, respectively, authorizing securitization of approximately $470 million in qualified costs plus the expenses of securitization. Cost savings from securitization depend upon the level of debt or equity securities ultimately retired, the amortization schedule for the securitized qualified costs and the interest rates of the retired debt securities and the securitization bonds. These savings will only be determined once the securitization bonds are issued and will offset up to the full amount of the revenue impact of the 5% residential rate reduction, $51 million on an annual basis, that Consumers was required to implement by the Customer Choice Act. Consumers accepted the MPSC's final financing order. The financing orders have been appealed by the Attorney General of Michigan. We cannot predict the outcome of the appeal or its effect on the schedule for issuance of the securitization bonds. Ultimately, sale of securitization bonds will be required to offset the rate reduction over the term of the bonds.

  We have made substantial international investments

     Our international investments in approximately 20 countries in electric generating facilities, oil and gas exploration, production and processing facilities, natural gas pipelines and electric distribution systems face a number of risks inherent in acquiring, developing and owning these types of facilities. Although we maintain insurance for various risk exposures including political risk from possible nationalization, expropriation or inability to convert currency, we are exposed to some risks that include local political and economic factors over which we have no control, such as changes in foreign governmental and regulatory policies (including changes in industrial regulation and control and changes in taxation), changing political conditions and international monetary fluctuations. In some cases the investment may have to be abandoned or disposed of at a loss. These factors could significantly adversely affect the financial results of the affected subsidiary and, in turn, our growth plans for Enterprises' international investments and our financial position and results of operations.

     Financial risk during development phase. In developing new projects, significant time and expense is required to prepare proposals or competitive bids, obtain the numerous required permits, licenses and approvals, negotiate the necessary agreements with governmental and private parties, and obtain financing. Money spent for these purposes is at risk until all these elements are successfully finalized. It is often impractical to finalize all elements before significant sums have been spent. As a result, there is a risk that these up-front expenditures will be of little value if one of the required approvals or other elements is not finally achieved and the project does not go forward or is not completed.

     Expropriation and violation of agreements by third parties. International investments of the type we are making are subject to the risk that they may be expropriated or that the required agreements, licenses, permits and other approvals may be changed or terminated in violation of their terms. These kinds of changes could result in a partial or total loss of our investment.

     Foreign currency risk. The local foreign currency may be devalued or the conversion of the currency may be restricted or prohibited or other actions, such as increases in taxes, royalties or import duties, may be taken which adversely affect the value and the recovery of our investment.

  We could incur significant capital expenditures to comply with environmental standards

     We and our subsidiaries are subject to costly and increasingly stringent environmental regulations. We expect that the cost of future environmental compliance, especially compliance with clean air laws, will be significant.

     The Environmental Protection Agency in 1997 introduced new regulations regarding nitrogen oxide and particulate-related emissions which are the subject of litigation. The nitrogen oxide litigation has been appealed to the U.S. Supreme Court. These regulations, if upheld, will require us to make significant capital expenditures. The state of Michigan has introduced alternative less stringent clean air regulations. The preliminary estimates of capital expenditures to reduce nitrogen oxide-related emissions to the level proposed by the state of Michigan for Consumers' fossil-fueled generating units range from $150 million to $290 million, calculated in year 2000 dollars. If Consumers had to meet the EPA's proposed requirements, the estimated cost to Consumers would be between $290 million and $500 million, calculated in year 2000 dollars. Consumers anticipates that it will incur these capital expenditures between 2000 and 2004, or between 2000 and 2003 if the EPA ultimately imposes its limits. In addition, Consumers expects to incur costs of removal related to this effort, but is unable to predict the amount at this time.

     Consumers may need an equivalent amount of capital expenditures to comply with the new small particulate standards sometime after 2004 if those standards become effective.

     These and other required environmental expenditures may have a material adverse effect upon our financial condition and results of operations.

                          FORWARD-LOOKING INFORMATION

     From time to time, we may make statements regarding our assumptions, projections, expectations, intentions or beliefs about future events. These statements are intended as "Forward-Looking Statements" under the Private Securities Litigation Reform Act of 1995. We caution that these statements may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, we cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. Some of the factors that could cause actual achievements and events to differ materially from those expressed or implied in any forward-looking statements are:

     - the ability to achieve operating synergies and revenue enhancements;

     - capital and financial market conditions, including the current price of our common stock, interest rates and availability of financing;

     - market perceptions of the energy industry, our company or any of our subsidiaries;

     - our or any of our subsidiaries' securities ratings;

     - currency exchange controls;

     - factors affecting utility and diversified energy operations such as unusual weather conditions, catastrophic weather-related damage, unscheduled generation outages, maintenance or repairs, unanticipated changes to fossil fuel, nuclear fuel or gas supply costs or availability due to higher demand, shortages, transportation problems or other developments;

     - environmental incidents;

     - electric transmission or gas pipeline system constraints;

     - international, national, regional and local economic, competitive and regulatory conditions and developments;

     - adverse regulatory or legal decisions, including environmental laws and regulations;

     - pace of implementation and provisions for deregulation of the natural gas industry, whether by legislative or regulatory action;

     - implementation of the Michigan electric industry restructuring legislation, including the sale of securitization bonds;

     - federal regulation of electric sales and transmission of electricity that grants independent power producers, electricity marketers and other utilities "direct access" to the interstate electric transmission systems owned by electric utilities, creating opportunities for competitors to market electricity to our wholesale customers;

     - energy markets, including the timing and extent of unanticipated changes in commodity prices for oil, coal, natural gas, natural gas liquids, electricity and certain related products due to higher demand, shortages, transportation problems or other developments;

     - the timing and success of business development efforts;

     - potential disruption, expropriation or interruption of facilities or operations due to accidents or political events and the ability to get or maintain insurance coverage for such events;

     - nuclear power performance, decommissioning, policies, procedures, incidents and regulation, including spent nuclear fuel storage availability;

     - technological developments in energy production, delivery and usage;

     - financial or regulatory accounting principles or policies;

     - cost and other effects of legal and administrative proceedings, settlements, investigations and claims;

     - limitations on our ability to control the development or operation of projects in which our subsidiaries have minority interests; and

     - other uncertainties, all of which are difficult to predict and many of which are beyond our control.

     These and other factors are discussed more completely in our public filings with the SEC, including our annual report on Form 10-K for the year ended December 31, 1999 and our report on Form 10-Q for the nine-months ended September 30, 2000.

                                USE OF PROCEEDS

     We intend to use the net proceeds of this offering primarily to repay borrowings under our $1 billion revolving credit facility with The Chase Manhattan Bank, as lead agent (the "Revolving Credit Facility"). This Revolving Credit Facility has a weighted average interest rate of 9.64% as of December 31, 2000. The remaining amounts will be used to repay various lines of credit with an average interest rate of 8.82% as of December 31, 2000.

                   SUPPLEMENTAL DESCRIPTION OF CAPITAL STOCK

     The following information concerning the shares supplements, and should be read in conjunction with, the statements under "Description of Securities -- Capital Stock" in the accompanying base prospectus.

GENERAL

     Our Restated Articles of Incorporation authorize us to issue 10 million shares of preferred stock, par value $0.01 per share, 250 million shares of CMS Energy common stock, par value $0.01 per share, and 60 million shares of Class G common stock, no par value. Only the preferred stock is currently issuable in series by the board of directors. As of February 22, 2001, we had 125,000 shares of Series A Mandatorily Convertible Preferred Stock, 121,313,692 shares of CMS Energy common stock (before giving effect to this offering), par value $0.01 per share, and no shares of Class G common stock, no par value, issued and outstanding.

PREFERRED STOCK

     The Restated Articles of Incorporation, as amended, provide that the board of directors may issue shares of preferred stock in one or more series from time to time. The board of directors has the authority to fix by resolution or resolutions the designation, powers, preferences and rights, and the qualifications, limitations and restrictions of the shares of each series of preferred stock, including without limitation, the following:

     - the dividend rate, if any, payable to holders of the shares of such series;

     - the price at and the terms and conditions upon which the shares of such series may be redeemed;

     - the rights, if any, of the holders of the shares of such series upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding-up of CMS Energy;

     - sinking fund or redemption or purchase provisions, if any, to be provided for shares of such series;

     - the terms and conditions upon which shares of such series may be converted into shares of other series or other capital stock, if issued with conversion privileges; and

     - the voting rights in the event of default of payment of dividends or under such other circumstances and upon such conditions as the board of directors may determine.

  Series A Mandatorily Convertible Preferred Stock

     General. Our Restated Articles of Incorporation establish one series of preferred stock designated as "Series A Mandatorily Convertible Preferred Stock" consisting of 125,000 shares with a liquidation preference of $1,000 per share. The Series A Preferred Stock ranks prior to any series of our common stock as to the payment of dividends and distribution of assets upon dissolution, liquidation or winding up of CMS Energy, and is convertible into shares of CMS Energy common stock. The holders of the Series A Preferred Stock have no preemptive rights.

     Dividends. Holders of Series A Preferred Stock are not entitled to receive dividends prior to the rate reset date. After such date, dividends on the Series A Preferred Stock are payable quarterly in cash at the reset dividend rate. The reset dividend rate per annum for each dividend period beginning on the rate reset date will generally be equal to $1,000 times the sum of (1) 7.0% plus (2) the annual dividend yield of a share of our common stock.

     Dividends on the Series A Preferred Stock are cumulative and rights accrue to the holders of Series A Preferred Stock if we fail to declare one or more dividends on the Series A Preferred Stock in any amount, whether or not our earnings or financial condition are sufficient to pay such dividends in whole or in part.

     As long as any Series A Preferred Stock is outstanding, we may not pay dividends or distributions on, or purchase, redeem or otherwise acquire, subject to certain exceptions, shares of our common stock unless (1) full dividends on the Series A Preferred Stock have been paid or set aside for payment, (2) all required amounts for purchase or retirement of, or sinking funds for, outstanding shares of Series A Preferred Stock have been paid or set aside and
(3) we are not in default of any obligations to redeem the Series A Preferred Stock.

     Voting Rights. The holders of the Series A Preferred Stock are not entitled to vote, except as set forth below or as expressly required by applicable law.

     So long as any shares of Series A Preferred Stock are outstanding, the affirmative vote or consent of the holders of at least a majority of the outstanding shares of Series A Preferred Stock will be required for any amendment of our Restated Articles of Incorporation which will adversely affect the powers, preferences, privileges or rights of the Series A Preferred Stock. In addition, the affirmative vote or consent of the holders of at least a majority of the outstanding shares of Series A Preferred Stock will be required to authorize, issue or increase the authorized amount of any stock of any class or series or any security convertible into stock of any class or series ranking prior to the Series A Preferred Stock, or to authorize our merger or consolidation with or into another corporation or a statutory share exchange with another corporation, subject to certain exceptions.

     Redemption. At any time following a redemption event and prior to a rate reset date, we will have the right to redeem all outstanding shares of Series A Preferred Stock at a price of $1,000 per share, plus accrued and unpaid dividends. A redemption event means the occurrence of any of the following:

     - our consolidation or merger with or into another entity, or a statutory exchange of securities with another entity, unless in connection with such transaction, our outstanding shares of common stock immediately preceding the transaction are converted into, exchanged for or otherwise represent at least a majority of the outstanding common stock of the surviving or resulting entity; or

     - the sale or conveyance of all or substantially all of our assets to another entity, other than our subsidiary.

     Mandatory Conversion. Unless previously converted at the option of the holder as described in the next paragraph, on the third anniversary of the rate reset date, each outstanding share of Series A Preferred Stock will automatically convert into a number of shares of our common stock at the "CMS mandatory conversion rate," plus accrued and unpaid dividends. The CMS mandatory conversion rate equals the following number of shares of our common stock per share of Series A Preferred Stock, subject to adjustment:

     - if the average trading price of a share of our common stock for the 20-trading day period immediately prior to the conversion date equals or exceeds the product of the reset price and 1.10 (the "CMS threshold appreciation price"), the quotient of $1,000 divided by the CMS threshold appreciation price;

     - if the average trading price of a share of our common stock for the 20-trading day period immediately prior to the conversion date is less than the CMS threshold appreciation price but is greater than the reset price, the quotient of $1,000 divided by the average trading price of a share of our common stock for the 20-trading day period immediately prior to the conversion date; and

     - if the average trading price of a share of our common stock for the 20-trading day period immediately prior to the conversion date is less than or equal to the reset price, the quotient of $1,000 divided by the reset price.

     Conversion At The Option Of The Holder. At any time before the third anniversary of the rate reset date, each outstanding share of Series A Preferred Stock is convertible at the option of the holder into 24.779 shares of our common stock, subject to certain anti-dilution adjustments and adjustment on the rate reset date.

RESTRICTIONS AND LIMITATIONS ON ABILITY TO PAY DIVIDENDS

     Reference is made to "Description of Securities -- Common Stock -- Dividend Rights and Policy; Restrictions on Dividends" and "-- Primary Source of Funds of CMS Energy; Restrictions on Sources of Dividends" in the accompanying base prospectus for information about our dividend policies and other matters relating to dividends on our common stock, including restrictions and imitations on our ability to pay such dividends. In addition to the restrictions and limitations on payment of dividends described in the accompanying base prospectus, CMS Energy is subject to the following contractual restrictions on its ability to pay dividends:

  Revolving Credit Facility

     Under the terms of our Revolving Credit Facility, we have agreed that we will not, and will not permit certain of our subsidiaries, directly or indirectly, to:

     - declare or pay any dividend, payment or other distribution of assets, properties, cash, rights, obligations or securities on account of any shares of any class of our capital stock or the capital stock of subsidiaries; or

     - purchase, redeem, retire or otherwise acquire for value any such capital stock (each, a "restricted payment");

unless (1) there is no event of default under the Revolving Credit Facility (or event that with the lapse of time or giving of notice would constitute an event of default) which has occurred and is continuing, or would occur as a result of the restricted payment, and (2) after giving effect to any restricted payment described above, the aggregate amount of all restricted payments made since September 30, 1993 does not exceed the sum of:

     - $120 million;

     - 100% of our consolidated net income from September 30, 1993 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of the restricted payment (or, in the case of a deficit, minus 100% of the deficit); and

     - the aggregate net proceeds we have received for any issuance or sale of or contribution with respect to, our capital stock subsequent to September 30, 1993.

     At September 30, 2000, we could pay cash dividends of $1.970 billion pursuant to this restriction.

  Senior Debt Indenture

     Under the terms of an Indenture dated as of September 15, 1992, as amended and supplemented, between us and Bank One (formerly NBD Bank), as Trustee, pursuant to which we have issued our 7 3/8% Unsecured Notes Due 2000, 8 1/8% Unsecured Notes Due 2002, 6.75% Senior Notes Due 2004, 7 5/8% Unsecured Notes Due 2004, X-TRAS(SM) Pass-Through Trust I Certificates Due 2005, 9.875% Senior Notes Due 2007, 7.5% Senior Notes Due 2009, 8% Senior Notes Due 2011, and 8 3/8% Senior Notes Due 2013, so long as any of the notes issued thereunder are outstanding and until those notes are rated BBB -- or above (or an equivalent rating) by Standard & Poor's and one other rating agency, at which time we will be permanently released from the provisions of this limitation, we have agreed that we will not, and will not permit any of our restricted subsidiaries, directly or indirectly, to:

     - declare or pay any dividend or make any distribution on our capital stock to the direct or indirect holders of our capital stock (except dividends or distributions payable solely in our non-convertible capital stock (as defined in the Indenture) or in options, warrants or other rights to purchase such non-convertible capital stock and except dividends or other distributions payable to us or one of our subsidiaries);

     - purchase, redeem or otherwise acquire or retire for value any of our capital stock; or

     - purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to the scheduled maturity or scheduled repayment thereof, any of our subordinated indebtedness (each, a "restricted payment");

if at the time of any restricted payment described above (1) an event of default under the Indenture (or event that with the lapse of time or giving of notice would constitute an event of default) has occurred and is continuing, or would occur as a result of the restricted payment, or (2) after giving effect to any restricted payment described above, the aggregate amount of all restricted payments made since May 6, 1997 would exceed the sum of:

     - $100 million;

     - 100% of our consolidated net income from May 6, 1997 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of the restricted payment (or, in the case of a deficit, minus 100% of the deficit); and

     - the aggregate net proceeds we have received for any issuance or sale of, or contribution with respect to, our capital stock subsequent to May 6, 1997.

     At September 30, 2000, we could pay cash dividends of $1.005 billion pursuant to this restriction.

  General Term Note Indenture

     Similarly, the Indenture, dated as of January 15, 1994, as amended and supplemented, between us and The Chase Manhattan Bank, as Trustee, pursuant to which we have issued our General Term Notes, Series A, Series B, Series C, Series D, Series E and Series F, provides that so long as any general term notes issued thereunder are outstanding and until the notes are rated BBB- or above (or an equivalent rating) by Standard & Poor's and one other rating agency, at which time we will be permanently released from the provisions of this limitation, we have agreed that we will not, and will not permit any of our restricted subsidiaries, directly or indirectly, to:

     - declare or pay any dividend or make any distribution on our capital stock to the direct or indirect holders of our capital stock (except dividends or distributions payable solely in our non-convertible capital stock (as defined in the Indenture) or in options, warrants or other rights to purchase such non-convertible capital stock and except dividends or other distributions payable to us or one of our subsidiaries);

     - purchase, redeem or otherwise acquire or retire for value any of our capital stock; or

     - purchase, repurchase, redeem, or otherwise acquire or retire for value, prior to the scheduled maturity or scheduled repayment thereof, any of our subordinated indebtedness (each, a "restricted payment");

if at the time of any restricted payment described above (1) an event of default under the Indenture (or event that with the lapse of time or giving of notice would constitute an event of default) has occurred and is continuing, or would occur as a result of the restricted payment, or (2) after giving effect to any restricted payment described above, the aggregate amount of all restricted payments made since September 30, 1993 would exceed the sum of:

     - $120 million;

     - 100% of our consolidated net income from September 30, 1993 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of the restricted payment (or, in the case of a deficit, minus 100% of the deficit); and

     - the aggregate net proceeds we have received for any issuance or sale of, or contribution with respect to, our capital stock subsequent to September 30, 1993.

     At September 30, 2000, we could pay cash dividends of $1.970 billion pursuant to this restriction.

     The provisions described above do not prohibit (1) dividends or other distributions in respect of capital stock issued in connection with the acquisition of any business or assets by us where the payment of such dividends or distributions are payable solely from the net earnings of such business or assets, (2) any purchase or redemption of capital stock made by exchange for, or out of the proceeds of the substantially concurrent sale of, our capital stock (other than certain redeemable stock or exchangeable stock), (3) dividends paid within 60 days after the date of declaration thereof if at the date of declaration such dividends would have complied with the limitations described above or (4) payments pursuant to the tax sharing agreement among us and our subsidiaries.

  Trust Preferred Securities

     In June 1997, a CMS Energy affiliated trust issued $172.5 million of 7 3/4% Convertible Trust Preferred Securities. The preferred securities are convertible at the option of the holder into shares of CMS Energy common stock at an initial conversion rate of 1.2255 shares of CMS Energy common stock for each preferred security (equivalent to a purchase price of $40.80 per share of CMS Energy common stock), subject to certain adjustments. On or after July 16, 2001, we may, at our option, cause the conversion rights of the holders of the preferred securities to expire upon certain conditions.

     In July 1999, a CMS Energy affiliated trust issued $300.875 million of 8.75% Adjustable Convertible Trust Securities. Each unit of adjustable convertible trust securities obligates the holder to purchase from us not more than 1.2121 and not less than 0.7830 shares of CMS Energy common stock based on the average trading price of that common stock during a 20-day period ending before July 1, 2002.

     In August 2000, a CMS Energy affiliated trust issued $220 million of 7 1/4% Premium Equity Participating Security Units. Each unit of premium equity participating securities obligates the holder to purchase from us, no later than August 13, 2003, for a price of $25, the following number of shares of CMS Energy common stock:

     - if the average closing price of our common stock over the 20-trading day period ending on the third trading day prior to August 18, 2003 equals or exceeds $30.403, .8223 shares;

     - if the average closing price of our common stock over the same period is less than $30.403 but greater than $13.218, a number of shares having a value, based on the 20-trading day average closing price, equal to $25; and

     - if the average closing price of our common stock over the same period is less than or equal to $13.218, 1.8913 shares.

     Under the terms of the Indenture, dated June 1, 1997, between us and The Bank of New York, as trustee, as amended and supplemented, and the guarantee agreements dated June 20, 1997, July 8, 1999, August 22, 2000 between us and The Bank of New York relating to the preferred securities of CMS Energy Trust I, CMS Energy Trust II and CMS Energy Trust III pursuant to which the preferred securities and the related 7 3/4% Convertible Subordinated Debentures due 2027, the 8.750% Junior Subordinated Deferrable Interest Debentures due 2004, and the 7 1/4% Subordinated Deferrable Note due 2004 respectively, were issued, we have agreed that we will not, and will not cause any of our subsidiaries to, declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, if at such time:

     - an event has occurred, of which we have actual knowledge, that with the giving of notice or the lapse of time, or both, would constitute an event of default and in respect of which we have not taken reasonable steps to cure;

     - we are in default with respect to the payment of any obligations under the Guarantee Agreement; or

     - we have given notice of our selection of an extension period as provided in the subordinated debt indenture with respect to the subordinated debentures and have not rescinded such notice, or such extension period (or any extension thereof) is continuing.

  Dividend Restrictions Under Michigan Law

     Michigan law prohibits payment of a dividend if, after giving it effect, a corporation would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the articles of incorporation provide otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution (including the rights of holders of preferred stock, if any).

     Under the provisions of the Michigan Business Corporation Act, at September 30, 2000, our net assets available for the payment of dividends were $2.307 billion.

  Consumers' Dividend Restrictions

     Consumers' ability to pay dividends to CMS Energy is restricted by Consumer's articles of incorporation and certain agreements to which it is a party, as described under "Description of Securities -- Primary Source of Funds of CMS Energy; Restrictions on Sources of Dividends" in the accompanying base prospectus.

     Under the provisions of the Michigan Business Corporation Act, at September 30, 2000, Consumers' net assets available for payment of dividends were $1.919 billion. Under its articles of incorporation, the most restrictive dividend limitation, Consumers would be able to pay $404 million in dividends. In December 2000, Consumers paid a $58 million common dividend.

  Enterprises' Dividend Restrictions

     The ability of CMS Energy to pay (i) dividends on its capital stock and
(ii) its indebtedness depends and will depend in part upon timely receipt of sufficient dividends or other distributions from Enterprises. Enterprises' ability to pay dividends to CMS Energy is restricted by Enterprises' articles of incorporation.

The articles of incorporation prohibit the payment of cash dividends on its common stock if Enterprises is in arrears on preferred stock dividend payments. It further provides that no dividends can be paid on the Enterprises common stock except (i) out of surplus of Enterprises available for distribution to stock over which the preferred stock has preference, or (ii) if, at the time of declaration or payment of a distribution, there is not remaining capital and surplus (after subtracting for dividends and distributions), in an amount at least equal to 60 percent of the redemption price then in effect per share on all then outstanding shares of the Enterprises preferred stock and other preference stock of Enterprises.

     In addition, the Michigan Business Corporation Act prohibits payment of a dividend if, after giving it effect (i) Enterprises would not be able to pay its debts as they become due in the usual course of business, or (ii) its total assets would be less than the sum of its total liabilities plus (unless the articles permit otherwise) the amount that would be needed if Enterprises were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

                                 TRANSFER AGENT

     CMS Energy common stock is transferable at the offices of Consumers Energy Company, 212 W. Michigan Avenue, Jackson, MI 49201. The transfer agent and registrar for CMS Energy common stock is CMS Energy.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated February 23, 2001, we have agreed to sell to Banc of America Securities LLC all of the shares of common stock.

     The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in the offering, if any are purchased.

     The underwriter proposes to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement. The underwriter may allow a discount of $.10 per share on sales to other broker/dealers. After the initial public offering, the public offering price and discount to broker/dealers may be changed by the underwriter.

     We estimate that our out of pocket expenses for this offering will be approximately $130,000.

     CMS Energy has agreed that, without the prior written consent of the underwriter, it will not offer, sell, contract to sell or otherwise dispose of any shares of CMS Energy common stock, or any securities convertible into or exercisable or exchangeable for CMS Energy common stock, or representing the right to receive any of the foregoing securities, other than the common stock, for a period of 60 days after the date of this prospectus supplement; provided that CMS Energy may issue shares of its common stock upon conversion or settlement of the 7 3/4% Convertible Trust Preferred Securities, 8.75% Adjustable Convertible Trust Securities, 7 1/4% Premium Equity Participating Security Units and Series A Mandatorily Convertible Preferred Stock in accordance with their respective terms, and under its stock purchase plan, performance incentive stock plan, employee stock ownership plan and employee savings and incentive plan without the prior written consent of the underwriters.

     We have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments that the underwriter may be required to make in that respect.

     Banc of America Securities LLC and their affiliates have provided, and continue to provide, investment banking and commercial banking services to CMS Energy and its affiliates.

     In connection with the offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock sold originally by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover short positions.

These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL OPINIONS

     Opinions as to the legality of the common stock will be rendered for CMS Energy by Michael D. Van Hemert, Assistant General Counsel for CMS Energy. Certain legal matters with respect to the common stock will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP. As of September 30, 2000, an attorney currently employed by Skadden, Arps, Slate, Meagher & Flom LLP, and formerly employed by CMS, owned approximately 51,734 shares of CMS common stock, 10 shares of Consumers $4.50 Series preferred stock, $100 par value, and $50,000 aggregate principal amount of certain debt securities issued by CMS. As of September 30, 2000, Mr. Van Hemert beneficially owned approximately 4,500 shares of CMS common stock.

                                    EXPERTS

     The consolidated financial statements and schedule of CMS Energy as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999 incorporated by reference in this prospectus supplement and the accompanying prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     With respect to the unaudited interim consolidated financial information for the periods ended March 31, June 30, and September 2000 and 1999, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate report thereon states that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim consolidated financial information because that report is not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this prospectus supplement and the accompanying prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

                             CMS ENERGY CORPORATION

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                          PANHANDLE COMPANIES
                                                       PRE-ACQUISITION PRO FORMA
                                                ----------------------------------------
                                                                             ELIMINATION
                                                             RESTRUCTURING     OF DUKE
                                   CMS ENERGY   PANHANDLE         AND          ENERGY
                                   HISTORICAL   HISTORICAL    REALIGNMENT    ACTIVITIES
                                   ----------   ----------   -------------   -----------
Operating revenue................    $6,103        $133                         $ (3)(b)
Operating expenses
Operations and maintenance.......     4,370          43           (1)(a)           4(c)
Depreciation and amortization....       595          14           (1)(a)          (1)(d)
Property and other
 taxes...........................       254           7           --              --
                                     ------        ----           --            ----
                                      5,219          64           (2)              3
                                     ------        ----           --            ----
Pretax operating income..........       884          69            2              (6)
Other income (deductions)........        49           5
Fixed charges....................       592          19            2             (13)(e)
Income before income taxes.......       341          55           --               7
Income taxes.....................        64          21           --               2(f)
                                     ------        ----           --            ----
Consolidated net income..........    $  277        $ 34                         $  5
                                     ======        ====           ==            ====
Basic earnings per average common
 share
 CMS Energy......................    $ 2.18(o)
                                     ======
 Class G.........................    $ 4.21(o)
                                     ======
Diluted earnings per average
 common share
 CMS Energy......................    $ 2.17(o)
                                     ======
 Class G.........................    $ 4.21(o)
                                     ======
Average common shares outstanding
 CMS Energy......................       110
                                     ======
 Class G.........................         9(o)
                                     ======


                                                   PRO FORMA ACQUISITION
                                   ------------------------------------------------------
                                   ACQUISITION    FINANCING     INTERCOMPANY   CMS ENERGY
                                   ADJUSTMENTS   TRANSACTIONS   ELIMINATIONS   PRO FORMA
                                   -----------   ------------   ------------   ----------
Operating revenue................      $(2)(g)       $ --           $ (4)(n)     $6,216
                                                                     (11)(m)
Operating expenses
Operations and maintenance.......                                     (2)(n)      4,403
                                                                     (11)(m)
Depreciation and amortization....        2(h)                         (1)(n)        608
Property and other
 taxes...........................                                                   261
                                       ---           ----           ----         ------
                                         2             --            (14)         5,272
                                       ---           ----           ----         ------
Pretax operating income..........       (4)            --             (1)           944
Other income (deductions)........                                                    54
Fixed charges....................                      48(j)                        639
                                                       (9)(k)
Income before income taxes.......       (4)           (39)            (1)           359
Income taxes.....................       (1)(i)        (13)(l)         (1)            72
                                       ---           ----           ----         ------
Consolidated net income..........      $(3)          $(26)          $ --         $  287
                                       ===           ====           ====         ======
Basic earnings per average common
 share
 CMS Energy......................                                                $ 2.27(o)
                                                                                 ======
 Class G.........................                                                $ 4.21(o)
                                                                                 ======
Diluted earnings per average
 common share
 CMS Energy......................                                                $ 2.26(o)
                                                                                 ======
 Class G.........................                                                $ 4.21(o)
                                                                                 ======
Average common shares outstanding
 CMS Energy......................                                                   110
                                                                                 ======
 Class G.........................                                                     9(o)
                                                                                 ======

    See accompanying Notes to Unaudited Pro Forma Combined Income Statement.

                             CMS ENERGY CORPORATION

             NOTES TO UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1999

RESTRUCTURING AND REALIGNMENT:

     (a) To reflect the results of operations of Panhandle Storage Company and Trunkline LNG Company, both acquired by CMS Energy, and the transfer of Panhandle's interest in Northern Border Partners LP and certain non-operating assets to other subsidiaries of Duke Energy under the provisions of the Stock Purchase Agreement.

ELIMINATION OF DUKE ENERGY ACTIVITIES:

     (b) To reflect the elimination of rental income earned by Panhandle on an office building, which was transferred to Duke Energy under the provisions of the Stock Purchase Agreement.

     (c) To reflect the elimination of pension income recognized by Panhandle on the overfunded pension plans of Duke Energy. Under the provisions of the Stock Purchase Agreement, Duke Energy transferred to CMS Energy an amount of pension assets equivalent to the Panhandle Companies' liabilities assumed by CMS Energy.

     (d) To reflect the elimination of deprecation associated with an office building and certain other assets, which were transferred to Duke Energy under the provisions of the Stock Purchase Agreement.

     (e) To reflect a reduction in interest expense relating to the settlement of certain short-term notes payable to Duke Energy under the provisions of the Stock Purchase Agreement.

     (f) To reflect the income tax expense effects of the pro forma adjustments
(b) through (e) at an estimated rate of 35%.

ACQUISITION ADJUSTMENTS:

     (g) To reflect the elimination of non-cash amortization of deferred credits associated with a Trunkline LNG Company rate settlement.

     (h) To reflect depreciation expense on the fair value of property, plant and equipment prospectively depreciated over a revised estimated average remaining life of 40 years. Also reflects amortization expense over a 40-year period of the estimated goodwill recognized in the Acquisition.

     (i) To reflect the income tax expense effects of pro forma adjustment (g) and (h) at an estimated rate of 35%.

FINANCING TRANSACTIONS:

     (j) To reflect the increase of interest expense relating to the issuance of $800 million of Panhandle senior notes with a weighted average interest rate of 6.8% and $1.1 billion of CMS Energy senior notes and trust preferred securities with a weighted average interest rate of 7.5%.

     (k) To reflect the elimination of interest expense incurred in connection with the utilization of bridge financing facilities.

     (l) To reflect the income tax expense effects of pro forma adjustment (j) and (k) at an estimated rate of 35%.

INTERCOMPANY ELIMINATIONS:

     (m) To reflect the elimination of intercompany transactions between CMS Energy and the Panhandle Companies.

                             CMS ENERGY CORPORATION

     (n) To eliminate three days of activity subsequent to the acquisition which is included in CMS Energy historical amounts.

OTHER:

     (o) Reflects Class G common stock as outstanding from January 1, 1999 to October 25, 1999. Reflects the reallocation of net income and earnings per share as a result of the premium on exchange of Class G common stock. As a result, CMS Energy's basic and diluted earnings per share were reduced $0.26 and $0.25, respectively, and Class G's basic and diluted earnings per share were increased $3.31.

                             CMS ENERGY CORPORATION

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                          PANHANDLE COMPANIES
                                                       PRE-ACQUISITION PRO FORMA
                                                ----------------------------------------
                                                                             ELIMINATION
                                                             RESTRUCTURING     OF DUKE
                                   CMS ENERGY   PANHANDLE         AND          ENERGY
                                   HISTORICAL   HISTORICAL    REALIGNMENT    ACTIVITIES
                                   ----------   ----------   -------------   -----------
Operating revenue................    $4,335        $133           $--           $ (3)(b)
Operating expenses
Operations and maintenance.......     2,971          43            (1)(a)          4(c)
Depreciation and amortization....       429          14            (1)(a)         (1)(d)
Property and other taxes.........       186           7            --             --
                                     ------        ----           ---           ----
                                      3,586          64            (2)             3
                                     ------        ----           ---           ----
Pretax operating income..........       749          69             2             (6)
Other income (deductions)........        14           5
Fixed charges....................       416          19             2            (13)(e)
Income before income taxes.......       347          55            --              7
Income taxes.....................        91          21            --              2(f)
                                     ------        ----           ---           ----
Consolidated net income..........    $  256        $ 34           $--           $  5
                                     ======        ====           ===           ====
Basic earnings per average common
 share
 CMS Energy......................    $ 2.29
                                     ======
 Class G.........................    $  .90
                                     ======
Diluted earnings per average
 common share
 CMS Energy......................    $ 2.25
                                     ======
 Class G.........................    $  .90
                                     ======
Average common shares outstanding
 CMS Energy......................       109
                                     ======
 Class G.........................         9
                                     ======


                                                   PRO FORMA ACQUISITION
                                   ------------------------------------------------------
                                   ACQUISITION    FINANCING     INTERCOMPANY   CMS ENERGY
                                   ADJUSTMENTS   TRANSACTIONS   ELIMINATIONS   PRO FORMA
                                   -----------   ------------   ------------   ----------
Operating revenue................      $(2)(g)       $ --           $ (4)(n)     $4,448
                                                                     (11)(m)
Operating expenses
Operations and maintenance.......                                     (2)(n)      3,004
                                                                     (11)(m)
Depreciation and amortization....        2(h)                         (1)(n)        442
Property and other taxes.........                                                   193
                                       ---           ----           ----         ------
                                         2             --            (14)         3,639
                                       ---           ----           ----         ------
Pretax operating income..........       (4)            --             (1)           809
Other income (deductions)........                                                    19
Fixed charges....................                      (9)(k)                       463
                                                       48(j)
Income before income taxes.......       (4)           (39)            (1)           365
Income taxes.....................       (1)(i)        (14)(l)         (1)            98
                                       ---           ----           ----         ------
Consolidated net income..........      $(3)          $(25)          $ --         $  267
                                       ===           ====           ====         ======
Basic earnings per average common
 share
 CMS Energy......................                                                $ 2.38
                                                                                 ======
 Class G.........................                                                $  .90
                                                                                 ======
Diluted earnings per average
 common share
 CMS Energy......................                                                $ 2.35
                                                                                 ======
 Class G.........................                                                $  .90
                                                                                 ======
Average common shares outstanding
 CMS Energy......................                                                   109
                                                                                 ======
 Class G.........................                                                     9
                                                                                 ======

    See accompanying Notes to Unaudited Pro Forma Combined Income Statement.

                             CMS ENERGY CORPORATION

             NOTES TO UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

RESTRUCTURING AND REALIGNMENT:

     (a) To reflect the results of operations of Panhandle Storage Company and Trunkline LNG Company, both acquired by CMS Energy, and the transfer of Panhandle's interest in Northern Border Partners LP and certain non-operating assets to other subsidiaries of Duke Energy under the provisions of the Stock Purchase Agreement.

ELIMINATION OF DUKE ENERGY ACTIVITIES:

     (b) To reflect the elimination of rental income earned by Panhandle on an office building, which was transferred to Duke Energy under the provisions of the Stock Purchase Agreement.

     (c) To reflect the elimination of pension income recognized by Panhandle on the overfunded pension plans of Duke Energy. Under the provisions of the Stock Purchase Agreement, Duke Energy transferred to CMS Energy an amount of pension assets equivalent to the Panhandle Companies' liabilities assumed by CMS Energy.

     (d) To reflect the elimination of deprecation associated with an office building and certain other assets, which were transferred to Duke Energy under the provisions of the Stock Purchase Agreement.

     (e) To reflect a reduction in interest expense relating to the settlement of certain short-term notes payable to Duke Energy under the provisions of the Stock Purchase Agreement.

     (f) To reflect the income tax expense effects of the pro forma adjustments
(b) through (e) at an estimated rate of 35%.

ACQUISITION ADJUSTMENTS:

     (g) To reflect the elimination of non-cash amortization of deferred credits associated with a Trunkline LNG Company rate settlement.

     (h) To reflect depreciation expense on the fair value of property, plant and equipment prospectively depreciated over a revised estimated average remaining life of 40 years. Also reflects amortization expense over a 40-year period of the estimated goodwill recognized in the Acquisition.

     (i) To reflect the income tax expense effects of pro forma adjustment (g) and (h) at an estimated rate of 35%.

FINANCING TRANSACTIONS:

     (j) To reflect the increase of interest expense relating to the issuance of $800 million of Panhandle senior notes with a weighted average interest rate of 6.8% and $1.1 billion of CMS Energy senior notes and trust preferred securities with a weighted average interest rate of 7.5%.

     (k) To reflect the elimination of interest expense incurred in connection with the utilization of bridge financing facilities.

     (l) To reflect the income tax expense effects of pro forma adjustments (j) and (k) at an estimated rate of 35%.

INTERCOMPANY ELIMINATIONS:

     (m) To reflect the elimination of intercompany transactions between CMS Energy and the Panhandle Companies.

     (n) To eliminate three days of activity subsequent to the acquisition which is included in CMS Energy historical amounts.

                             CMS ENERGY CORPORATION

                            CMS ENERGY COMMON STOCK
                               SENIOR DEBENTURES
                            SUBORDINATED DEBENTURES
                            STOCK PURCHASE CONTRACTS
                              STOCK PURCHASE UNITS
                                   GUARANTEES
                                      AND
                              CMS ENERGY TRUST IV
                               CMS ENERGY TRUST V
                           TRUST PREFERRED SECURITIES
                  GUARANTEED TO THE EXTENT SET FORTH HEREIN BY
                             CMS ENERGY CORPORATION

                         OFFERING PRICE: $2,000,000,000
                             ---------------------

We may offer, from time to time:

     - shares of CMS Energy Common Stock,

     - unsecured senior or subordinated debt securities consisting of debentures, convertible debentures, notes and other unsecured evidence of indebtedness,

     - stock purchase contracts to purchase CMS Energy Common Stock,

     - stock purchase units, each representing ownership of a stock purchase contract and unsecured senior or subordinated debt securities or trust preferred securities or debt obligations of third parties, including U.S. Treasury Securities, securing the holder's obligation to purchase the CMS Energy Common Stock under the stock purchase contract, or any combination of the above, and

     - Guarantees of CMS Energy with respect to Trust Preferred Securities of CMS Energy Trusts IV and V.

     For each type of securities listed above, the amount, price and terms will be determined at or prior to the time of sale.

     CMS Energy Trust IV and CMS Energy Trust V, which are Delaware business trusts, may offer trust preferred securities. The trust preferred securities represent preferred undivided beneficial interests in the assets of CMS Energy Trust IV and CMS Energy Trust V in amounts, at prices and on terms to be determined at or prior to the time of sale.

     We will provide the specific terms of these securities in an accompanying prospectus supplement or supplements. You should read this prospectus and the accompanying prospectus supplement or supplements carefully before you invest.

     CMS Energy Common Stock is traded on the New York Stock Exchange under the symbol "CMS." CMS Energy Common Stock sold pursuant to a prospectus supplement or supplements accompanying this prospectus will also be listed for trading on the New York Stock Exchange, subject to official notice of issuance.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We intend to sell these securities through underwriters, dealers, agents or directly to a limited number of purchasers. The names of, and any securities to be purchased by or through, these parties, the compensation of these parties and other special terms in connection with the offering and sale of these securities will be provided in the related prospectus supplement or supplements.

     This prospectus may not be used to consummate sales of any of these securities unless accompanied by a prospectus supplement.

                The date of this prospectus is December 15, 2000

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CMS ENERGY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                         WHERE TO FIND MORE INFORMATION

     We file annual, quarterly and current reports, as well as other information, with the Securities and Exchange Commission. You may read and copy any reports or other information that we file at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and on the internet at the SEC's web site at http://www.sec.gov.

     We have securities listed on the New York Stock Exchange. You can inspect and copy reports and other information about us at the NYSE's offices at 20 Broad Street, New York, New York 10005.

     We have not included separate financial statements of the Trusts. We and the Trusts do not consider that such financial statements would be material to holders of Trust Preferred Securities because each Trust is a newly organized special purpose entity, has no operating history and no independent operations. The Trusts are not currently involved in and don't anticipate being involved in any activity other than as described under "CMS Energy Trusts." Further, we believe that financial statements of the Trusts are not material to the holders of the Trust Preferred Securities since we will guarantee the Trust Preferred Securities. Holders of the Trust Preferred Securities, with respect to the payment of distributions and amounts upon liquidation, dissolution and winding-up, are at least in the same position vis-a-vis the assets of CMS Energy as a preferred stockholder of CMS Energy. We beneficially own all of the undivided beneficial interests in the assets of the Trusts (other than the beneficial interests represented by the Trust Preferred Securities). See "CMS Energy Trusts," "Description of Securities -- Trust Preferred Securities" and "Description of Securities -- The Guarantees." In future filings under the Exchange Act, there will be an audited footnote to our annual financial statements stating that the Trusts are wholly-owned by CMS Energy, that the sole assets of the Trusts are the Senior Debentures or the Subordinated Debentures of CMS Energy having a specified aggregate principal amount, and, considered together, the back-up undertakings, including the Guarantees, constitute a full and unconditional guarantee by CMS Energy of the Trusts' obligations under the Trust Preferred Securities issued by the Trusts.

     We are "incorporating by reference" information into this registration statement. This means that we are disclosing important information to you when we refer you to another document that we filed separately with the SEC. Information incorporated by reference is considered to be part of this prospectus, unless the information is updated by information in this prospectus. This prospectus incorporates by reference the documents listed below. We encourage you to read these additional documents because these documents contain important information about us and our finances. We also encourage you to review the discussion of our Recent Developments on pages 3-4 of this prospectus that should be read in conjunction with the audited financial statements incorporated herein by reference.

SEC FILINGS
(FILE NO. 1-9513)                                       PERIOD/DATE
-----------------                                       -----------
- Registration Statement on Form
  8-B/A.................................  November 21, 1996.

- Annual Report on Form 10-K............  Year ended December 31, 1999.

- Quarterly Reports on Form 10-Q........  Quarters ended March 31, 2000, June 30,
                                          2000 and September 30, 2000.

- Current Reports on Form 8-K...........  Filed February 1, 2000, May 1, 2000,
                                          June 5, 2000, July 6, 2000, August 15,
                                          2000, October 2, 2000, October 12, 2000,
                                          November 1, 2000 and December 11, 2000.

     The documents we have filed with the SEC after the date of this prospectus and prior to the termination of the offering made by this prospectus are also incorporated by reference into this prospectus. Any statement contained in such document will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document modifies or supersedes such statement.

     This prospectus, which is part of the offering registration statement, does not contain all of the information found in the offering registration statement including various exhibits and schedules. We are incorporating by reference the offering registration statement.

     You may request copies of these filings, including the registration statement, at no cost, by writing or telephoning CMS Energy at the following address:

        CMS Energy Corporation
        Attn: Office of the Secretary
        Fairlane Plaza South, Suite 1100
        330 Town Center Drive
        Dearborn, Michigan 48126
        Telephone: (313) 436-9200

     You should rely only on the information contained in or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information that is different from this information.

     We also intend to enhance our long-term growth through an active portfolio management program that entails the ongoing sale of assets. We expect to reinvest the proceeds from this program in assets having greater potential for synergies with our existing or planned assets. In particular, we are reviewing our options regarding certain assets performing below prior expectations, including generating assets in Argentina. We also continue to seek improvement in the operating efficiency and profitability of all assets retained in our portfolio.

                             CMS ENERGY CORPORATION

     We are a leading diversified energy company operating in the United States and around the world. Our two principal subsidiaries are Consumers Energy and CMS Enterprises. Consumers is a public utility that provides natural gas or electricity to almost 6 million of the approximately 9.5 million residents in Michigan's lower peninsula. Enterprises, through subsidiaries, is engaged in several domestic and international diversified energy businesses including:

     - Natural gas transmission, storage and processing;

     - Independent power production;

     - Oil and gas exploration and production;

     - International energy distribution; and

     - Energy marketing, services and trading.

RECENT DEVELOPMENTS

     On November 15, 2000, Consumers issued $125 million of Floating Rate Senior Notes due November 15, 2001 and $100 million of Floating Rate Senior Notes due November 15, 2002. Consumers used the proceeds to repay certain indebtedness outstanding under a short-term line of credit with Bank One, N.A., indebtedness under a revolving credit agreement with Bank One, N.A. and others, and other various lines of credit.

     On November 22, 2000, we filed a Registration Statement on Form S-1 for our initial public offering of common stock in CMS Oil and Gas. The filing added $300 million of CMS Oil and Gas common stock to $100 million already on file under a previous registration for a total of up to $400 million of CMS Oil and Gas common stock to be offered for sale. We expect to commence the offering during the first quarter of 2001.

     On December 11, 2000 we announced that we had written down during the fourth quarter 2000 our entire investment in Loy Yang A, a 2000 megawatt power plant and associated coal mine in Victoria, Australia. We have a 50% ownership interest in Loy Yang A. The write down, which will have the effect of reducing equity by approximately $267 million after taxes and currency translation, is a result of our inability to attract a serious purchaser for the plant and the probability of continued unfavorable electric market prices in Victoria, Australia, which determine Loy Yang A's sales revenue. We intend to ultimately sell our interest in Loy Yang A.

                               CMS ENERGY TRUSTS

     CMS Energy Trust IV and CMS Energy Trust V are statutory business trusts formed under the Delaware Business Trust Act (the "Trust Act") (each, a "Trust" and collectively, the "Trusts") pursuant to: (i) a trust agreement executed by CMS Energy, as sponsor, and the trustees of the Trusts (the "CMS Trustees"); and
(ii) the filing of a certificate of trust with the Secretary of State of the State of Delaware. At the time of public issuance of Trust Preferred Securities, each trust agreement will be amended and restated in its entirety (as so amended and restated, the "Trust Agreement") and will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). CMS Energy will directly or indirectly acquire common securities of each Trust (the "Common Securities" and, together with the Trust Preferred Securities, the "Trust Securities") in an aggregate liquidation amount equal to approximately 3% of the total capital of the Trust. Each Trust exists for the exclusive purposes of:

     - issuing the Trust Preferred Securities and Common Securities representing undivided beneficial interests in the assets of the Trust;

     - investing the gross proceeds of the Trust Securities in the Senior Debentures or Subordinated Debentures; and

     - engaging in only those other activities necessary or incidental thereto. Each Trust has a term of approximately 30 years, but may terminate earlier as provided in the Trust Agreement.

     The undivided common beneficial interests in the Trust will be owned by CMS Energy. The proceeds from the offering of the Trust Preferred Securities and the sale of the Common Securities may be contributed by the Trust to purchase from CMS Energy Senior Debentures or Subordinated Debentures in an aggregate principal amount equal to the aggregate liquidation preference of the Trust Securities, bearing interest at an annual rate equal to the annual distribution rate of such Trust Securities and having certain redemption terms which correspond to the redemption terms for the Trust Securities. The Senior Debentures will rank on an equal basis with all other unsecured debt of CMS Energy except subordinated debt. The Subordinated Debentures will rank subordinate in right of payment to all of CMS Energy's Senior Indebtedness (as defined herein). Distributions on the Trust Securities may not be made unless the Trust receives corresponding interest payments on the Senior Debentures or the Subordinated Debentures from CMS Energy. CMS Energy will irrevocably guarantee, on a senior or subordinated basis, as applicable, and to the extent set forth therein, with respect to each of the Trust Securities, the payment of distributions, the redemption price, including all accrued or deferred and unpaid distributions, and payment on liquidation, but only to the extent of funds on hand. Each Guarantee will be unsecured and will be either equal to or subordinate to, as applicable, all Senior Indebtedness, of CMS Energy. Upon the occurrence of certain events (subject to the conditions to be described in an accompanying prospectus supplement) the Trust may be liquidated and the holders of the Trust Securities could receive Senior Debentures or Subordinated Debentures in lieu of any liquidating cash distribution.

     Pursuant to the Trust Agreement, the number of CMS Trustees will initially be three. Two of the CMS Trustees (the "Administrative Trustees") will be persons who are employees or officers of or who are affiliated with CMS Energy. The third trustee will be a financial institution that is unaffiliated with CMS Energy, which trustee will serve as property trustee under the Trust Agreement and as indenture trustee for the purposes of compliance with the provisions of the Trust Indenture Act (the "Property Trustee"). Initially, either The Bank of New York, a New York banking corporation, or Bank One Trust Company, National Association, a national banking association, will be the Property Trustee until removed or replaced by the holder of the Common Securities. For the purpose of compliance with the provisions of the Trust Indenture Act, The Bank of New York or Bank One Trust Company, National Association will also act as trustee (each a "Guarantee Trustee" and collectively the "Guarantee Trustees"). The Bank of New York (Delaware) will act as the Delaware Trustee for the purposes of the Trust Act, until removed or replaced by the holder of the Common Securities. See "Description of Securities -- The Guarantees."

     Each Property Trustee will hold title to the applicable Debt Securities for the benefit of the holders of the Trust Securities and each Property Trustee will have the power to exercise all rights, powers and privileges under the applicable indentures (as defined herein) as the holder of the Debt Securities. In addition, each Property Trustee will maintain exclusive control of a segregated non-interest bearing bank account (the "Property Account") to hold all payments made in respect of the Debt Securities for the benefit of the holders of the Trust Securities. Each Property Trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Securities out of funds from the Property Account. The Guarantee Trustees will hold the Guarantees for the benefit of the holders of the Trust Securities. CMS Energy, as the direct or indirect holder of all the Common Securities, will have the right to appoint, remove or replace any CMS Trustee and to increase or decrease the number of CMS Trustees; provided, that the number of CMS Trustees shall be at least three, a majority of which shall be Administrative Trustees. CMS Energy will pay all fees and expenses related to the Trusts and the offering of the Trust Securities.

     The rights of the holders of the Trust Preferred Securities, including economic rights, rights to information and voting rights, are set forth in the Trust Agreement, the Trust Act and the Trust Indenture Act.

     The trustee in the State of Delaware is The Bank of New York (Delaware), White Clay Center, Route 273, Newark, Delaware 19711.

     The principal place of business of each Trust shall be c/o CMS Energy Corporation, Fairlane Plaza South, 330 Town Center Drive, Suite 1100, Dearborn, Michigan 48126-2712.

                                USE OF PROCEEDS

     The proceeds received by each of the Trusts from the sale of its Trust Preferred Securities or the Common Securities will be invested in the Senior Debentures or the Subordinated Debentures. As will be more specifically set forth in the applicable prospectus supplement, we will use such borrowed amounts and the net proceeds from the sale of CMS Energy Common Stock, Stock Purchase Contracts, Stock Purchase Units and any Senior Debentures or Subordinated Debentures offered hereby for our general corporate purposes, including capital expenditures, investment in subsidiaries, working capital and repayment of debt.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends for each of the years ended December 31, 1995 through 1999, and for the nine months ended September 30, 2000 are as follows:

                                           NINE MONTHS
                                              ENDED
                                          SEPTEMBER 30,
                                              2000        1999   1998   1997   1996   1995
                                          -------------   ----   ----   ----   ----   ----
Ratio of earnings to fixed charges......      1.31        1.38   1.59   1.78   1.96   1.90
Ratio of earnings to fixed charges and
  preferred stock dividends.............      1.25        1.28   1.43   1.59   1.75   1.74

     For the purpose of computing such ratios, earnings represent net income before income taxes, net interest charges and the estimated interest portion of lease rentals.

                           DESCRIPTION OF SECURITIES

INTRODUCTION

     Specific terms of the shares of Common Stock, par value $.01 per share ("CMS Energy Common Stock"), unsecured senior debt securities (the "Senior Debentures") and unsecured subordinated debt securities (the "Subordinated Debentures") (individually a "Debt Security" and collectively the "Debt Securities") consisting of debentures, convertible debentures, notes and other unsecured evidence of indebtedness, Stock Purchase Contracts (the "Stock Purchase Contracts") to purchase CMS Energy Common Stock, Stock Purchase Units (the "Stock Purchase Units"), each representing ownership of a Stock Purchase Contract and Debt Securities, or Trust Preferred Securities or debt obligations of third parties, including U.S. Treasury Securities, securing the holder's obligation to purchase the CMS Energy Common Stock under the Stock Purchase Contract, or any combination of the foregoing, irrevocable guarantees (individually a "Guarantee" and collectively "Guarantees") of CMS Energy, on a senior or subordinated basis as applicable, and to the extent set forth therein, with respect to each of the Trust Securities, the payment of distributions, the redemption price, including all accrued or deferred and unpaid distributions, and payment on liquidation, but only to the extent of fund on hand, and trust preferred securities (the "Trust Preferred Securities") representing preferred undivided beneficial interests in the assets of the Trust, in respect of which this prospectus is being delivered (collectively, the "Offered Securities"), will be set forth in an accompanying prospectus supplement or supplements, together with the terms of the offering of the Offered Securities, the initial price thereof and the net proceeds from the sale thereof. The prospectus supplement will set forth with regard to the particular Offered Securities, without limitation, the following: (i) in the case of Debt Securities, the designation, aggregate principal amount, denomination, maturity, premium, if any, any exchange, conversion, redemption or sinking fund provisions, interest rate (which may be fixed or variable), the time or method of calculating interest payments, the right of CMS Energy, if any, to defer payment or interest on the Debt Securities and the maximum length of such deferral, put options, if any, public offering price, ranking, any listing on a securities exchange and other specific terms of the offering; (ii) in the case of CMS Energy Common Stock, the designation, number of shares, public offering price and other specific terms of the Offering, from the sale thereof; (iii) in the case of Trust Preferred Securities, the designation, number of shares, liquidation preference per security, initial public offering price, any listing on a securities exchange, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any voting rights, any redemption, exchange, conversion or sinking fund provisions and any other rights, preferences, privileges, limitations or restrictions relating to a specific series of the Trust Preferred Securities including a description of the Guarantee (as defined herein), as the case may be; and (iv) in the case of Stock Purchase Units, the specific terms of the Stock Purchase Contracts and any Debt Securities, Trust Preferred Securities, or debt obligations of third parties securing the holders obligation to purchase CMS Energy Common Stock under the Stock Purchase Contracts, and the terms of the offering and sale thereof.

CAPITAL STOCK

     The following summary of certain rights of the holders of CMS Energy capital stock does not purport to be complete and is qualified in its entirety by express reference to the Restated Articles of Incorporation of CMS Energy (the "Articles of Incorporation") and the By-Laws of CMS Energy, copies of which are filed as exhibits to the Registration Statement of which this prospectus is a part, and by express reference to the Registration Statement on Form 8-B/A, which is incorporated into this prospectus by reference. See "Where to Find More Information" herein.

     The authorized capital stock of CMS Energy consists of 250 million shares of CMS Energy Common Stock, 60 million shares of Class G Common Stock, no par value ("Class G Common Stock") and 10 million shares of CMS Energy Preferred Stock, $.01 par value ("Preferred Stock"). The CMS Energy Common Stock and the Class G Common Stock are sometimes together referred to herein as the "Common Stock." Currently there is no Class G Common Stock issued and outstanding.

COMMON STOCK

     When issued and outstanding, the Class G Common Stock is intended to reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage, a subsidiary of Consumers (such businesses, collectively, have been attributed to the "Consumers Gas Group"). The CMS Energy Common Stock is intended to reflect the performance of all businesses of CMS Energy and its subsidiaries, including the businesses of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to any outstanding shares of Class G Common Stock.

  Dividend Rights and Policy; Restrictions on Dividends

     Dividends on the CMS Energy Common Stock are paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of CMS Energy, including the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to any outstanding shares of the Class G Common Stock, and other factors. Dividends are payable out of the assets of CMS Energy legally available therefore, including the Available Class G Dividend Amount (as defined in the Articles of Incorporation).

     When issued and outstanding, dividends on the Class G Common Stock are paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of the Consumers Gas Group, and, to a lesser extent, CMS Energy as a whole. Dividends are payable out of the lesser of (i) the assets of CMS Energy legally available therefore and (ii) the Available Class G Dividend Amount.

Although the Available Class G Dividend Amount is intended to reflect the amount available for dividends to holders of any outstanding Class G Common Stock, it is also legally available for dividends to holders of CMS Energy Common Stock.

     CMS Energy, in the sole discretion of its Board of Directors could pay dividends exclusively to the holders of CMS Energy Common Stock, exclusively to the holders of any outstanding Class G Common Stock, or to the holders of both of such classes in equal or unequal amounts.

     CMS Energy is a holding company and its assets consist primarily of investments in its subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dependent primarily upon the earnings of its subsidiaries (in particular, Consumers), borrowings and sales of equity. CMS Energy's ability to pay dividends, including dividends on CMS Energy Common Stock and any outstanding Class G Common Stock, is dependent primarily upon the earnings and cash flows of its subsidiaries and the distribution or other payment of such earnings to CMS Energy in the form of dividends, loans or advances and repayment of loans and advances from CMS Energy. Accordingly, the ability of CMS Energy to pay dividends on its capital stock will depend on the earnings, financial requirements, contractual restrictions of the subsidiaries of CMS Energy, in particular, Consumers, and other factors. CMS Energy's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts on the capital stock of CMS Energy or to make any funds available therefor, whether by dividends, loans or other payments.

     Dividends on capital stock of CMS Energy are limited by Michigan law to legally available assets of CMS Energy. Distributions on Common Stock may be subject to the rights of the holders, if any, of the CMS Energy Preferred Stock including the currently issued and outstanding Series A Mandatorily Convertible Preferred Stock. As long as the Series A Mandatorily Convertible Preferred Stock is outstanding, CMS Energy may not pay dividends on its Common Stock unless certain conditions are met including, but not limited to, that dividends on the Series A Preferred Stock have been paid. See "Preferred Stock -- Dividends".

     There are restrictions on CMS Energy's ability to pay dividends contained in certain revolving credit and term loan agreements, specifically the indenture dated as of September 15, 1992, as amended and supplemented, between CMS Energy and NBD Bank, as Trustee, and the indenture dated as of January 15, 1994, as amended and supplemented, between CMS Energy and The Chase Manhattan Bank, as Trustee. A discussion of specific restrictions on CMS Energy's ability to pay dividends will be set forth in an accompanying prospectus supplement pursuant to which convertible Senior Debentures, Subordinated Debentures, convertible Trust Preferred Securities, Stock Purchase Contracts, Stock Purchase Units, or CMS Energy Common Stock are offered.

  Voting Rights

     The holders of CMS Energy Common Stock vote with the holders of outstanding Class G Common Stock as a single class, except on matters which would be required by law or the Articles of Incorporation to be voted on by class. Each holder of Common Stock is entitled to one vote for each share of Common Stock held by such holder on each matter voted upon by the shareholders. Such right to vote is not cumulative. A majority of the votes cast by the holders of shares entitled to vote thereon is sufficient for the adoption of any question presented, except that certain provisions of the Articles of Incorporation relating to special shareholder meetings, the removal, indemnification and liability of the Board of Directors and the requirements for amending these provisions may not be amended, altered, changed or repealed unless such amendment, alteration, change or repeal is approved by the affirmative vote of at least 75% of the outstanding shares entitled to vote thereon.

     Under Michigan law, the approval of the holders of a majority of the outstanding shares of a class of Common Stock, voting as a separate class, would be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of stock, and to authorize any amendment to the Articles of Incorporation that would increase or decrease the aggregate number of authorized shares of such class (except pursuant to Section 303 of the Michigan Business Corporation Act, which, under certain circumstances, would enable the Board of Directors to increase the number of authorized shares to satisfy the exchange features of the Common Stock described below) or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. The Articles of Incorporation also provide that unless the vote or consent of a greater number of shares shall then be required by law, the vote or consent of the holders of a majority of all the shares of either class of Common Stock then outstanding, voting as a separate class, will be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other entity if such merger or consolidation would adversely affect the powers or special rights of such class of Common Stock, either directly by amendment to the Articles of Incorporation or indirectly by requiring the holders of such class to accept or retain, in such merger or consolidation, anything other than (i) shares of such class or (ii) shares of the surviving or resulting corporation, having, in either case, powers and special rights identical to those of such class prior to such merger or consolidation. The effect of these provisions may be to permit the holders of a majority of the outstanding shares of either class of Common Stock to block any such merger or amendment which would adversely affect the powers or special rights of holders of such class of Common Stock.

  Preemptive Rights

     The Articles of Incorporation provide that holders of Common Stock will have no preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or Preferred Stock, bonds, debentures, or other obligations or rights or options convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock, or any rights to exchange shares issued for shares to be issued.

  Liquidation Rights

     In the event of the dissolution, liquidation or winding up of CMS Energy, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of CMS Energy and after there shall have been paid or set apart for the holders of Preferred Stock the full preferential amounts (including any accumulated and unpaid dividends) to which they are entitled, the holders of CMS Energy Common Stock and any future holders of issued and outstanding shares of Class G Common Stock shall be entitled to receive, on a per share basis, the same portion of all of the assets of CMS Energy remaining for distribution to the holders of Common Stock, regardless of whether or not any of such assets were attributed to the Consumers Gas Group. Neither the merger or consolidation of CMS Energy into or with any other corporation, nor the merger or consolidation of any other corporation into or with CMS Energy nor any sale, transfer or lease of all or any part of the assets of CMS Energy, shall be deemed to be a dissolution, liquidation or winding up for the purposes of this provision.

     Because CMS Energy has subsidiaries which have debt obligations and other liabilities of their own, CMS Energy's rights and the rights of its creditors and its stockholders to participate in the distribution of assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to prior claims of the subsidiary's creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary.

  Subdivision or Combination

     If CMS Energy subdivides (by stock split, stock dividend or otherwise) or combines (by reverse stock split or otherwise), the voting and liquidation rights of shares of CMS Energy Common Stock relative to outstanding shares of Class G Common Stock will be appropriately adjusted so as to avoid any dilution in aggregate voting or liquidation rights of either class of Common Stock. For example, in case CMS Energy were to effect a two-for-one split of Class G Common Stock, the per share liquidation rights of CMS Energy Common Stock would be multiplied by two in order to avoid dilution in the aggregate liquidation rights of holders of CMS Energy Common Stock and each post-split share of Class G Common Stock would have one-half of a vote on matters voted upon by the Shareholders.

  Exchanges

     The Articles of Incorporation do not provide for either the mandatory or optional exchange or redemption of CMS Energy Common Stock but do provide that Class G Common Stock may be exchanged for CMS Energy Common Stock as described in the Registration Statement on Form 8-B/A incorporated by reference herein. If Class G Shares are issued and outstanding in the future, CMS Energy cannot predict the impact of the potential for such exchanges on the market prices of CMS Energy Common Stock.

     CMS Energy may exchange future issued and outstanding shares of Class G Common Stock for a proportionate number of shares of a subsidiary that holds all the assets and liabilities attributed to the Consumers Gas Group, and no other assets and liabilities. If CMS Energy transfers all or substantially all of the properties and assets attributed to the Consumers Gas Group, CMS Energy is required, subject to certain exceptions and conditions, to exchange each outstanding share of Class G Common Stock for a number of shares of CMS Energy Common Stock having a Fair Market Value (defined in the Articles of Incorporation) equal to 110% of the Fair Market Value of one share of Class G Common Stock.

     In the event any shares of Class G Common Stock are issued and outstanding,, CMS Energy may, in the sole discretion of the Board of Directors, at any time, exchange each outstanding share of Class G Common Stock for a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 115% of the Fair Market Value of one share of Class G Common Stock.

     CMS Energy cannot predict the impact of the potential for such exchanges on the market prices of the CMS Energy Common Stock.

  Transfer Agent and Registrar

     CMS Energy Common Stock is transferable at Consumers Energy Company, 212 W. Michigan Avenue, Jackson, MI 49201. CMS Energy is the registrar and transfer agent for CMS Energy Common Stock.

PREFERRED STOCK

     The authorized Preferred Stock may be issued without the approval of the holders of Common Stock in one or more series, from time to time, with each such series to have such designation, powers, preferences and relative, participating, optional or other special rights, voting rights, if any, and qualifications, limitations or restrictions thereof, as shall be stated in a resolution providing for the issue of any such series adopted by CMS Energy's Board of Directors. The Articles of Incorporation provide that holders of Preferred Stock will not have any preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or any Preferred Stock, bonds, debentures or other obligations or rights or options convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock. The future issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of CMS Energy.

  Series A Mandatorily Convertible Preferred Stock

     The Articles of Incorporation establish one series of preferred stock designated as "Series A Mandatorily Convertible Preferred Stock" consisting of 125,000 shares with a liquidation preference of $1,000 per share. The Series A Preferred Stock ranks prior to any series of our Common Stock as to the payment of dividends and distribution of assets upon dissolution, liquidation or winding up of CMS Energy, and is convertible into shares of Common Stock. The holders of the Series A Preferred Stock have no preemptive rights.

  Dividends

     Holders of Series A Preferred Stock are not entitled to receive dividends prior to the rate reset date. The rate reset date is the earlier of the date when remarketing of the Series A Preferred Stock begins or the date that there is a failure to remarket the Series A Preferred Stock because it is legally impossible. After such date, dividends on the Series A Preferred Stock are payable quarterly in cash at the reset dividend rate. The reset dividend rate per annum for each dividend period beginning on the rate reset date will generally be equal to $1,000 times the sum of (1) 7.0% plus (2) the annual dividend yield of a share of our Common Stock.

     Dividends on the Series A Preferred Stock are cumulative and accrue to the holders of Series A Preferred Stock whether or not they are declared and, whether or not our earnings or financial condition are sufficient to pay such dividends in whole or in part.

     As long as any Series A Preferred Stock is outstanding, we may not pay dividends or distributions on, or purchase, redeem or otherwise acquire, subject to certain exceptions, shares of our Common Stock unless (1) full dividends on the Series A Preferred Stock have been paid or set aside for payment, (2) all required amounts for purchase or retirement of, or sinking funds for, outstanding shares of Series A Preferred Stock have been paid or set aside and
(3) we are not in default of any of our obligations to redeem the Series A Preferred Stock.

  Liquidation Preference

     In the event of any voluntary or involuntary liquidation, dissolution or winding up our affairs, holders of Series A Preferred Stock will be entitled to be paid in full in cash the amount of $1,000 per share as well as all accrued dividends to the date of the distribution or payment, whether or not earned or declared. However, this payment right is subject to the rights of any senior stock or parity stock that is outstanding at that time. If, upon any liquidation, dissolution or winding up of our affairs, Series A Preferred Stock holders and parity stock holders are not paid in full then they shall share the amount paid out in proportion to the full amounts they would have been entitled to.

  Voting Rights

     The holders of the Series A Preferred Stock are not entitled to vote, except as set forth below or as expressly required by applicable law.

     So long as any shares of Series A Preferred Stock are outstanding, the affirmative vote or consent of the holders of at least a majority of the outstanding shares of Series A Preferred Stock will be required for any amendment of our Articles of Incorporation which will adversely affect the powers, preferences, privileges or rights of the Series A Preferred Stock. In addition, the affirmative vote or consent of the holders of a least a majority of the outstanding shares of Series A Preferred Stock will be required to authorize, issue or increase the authorized amount of any stock of any class or series or any security convertible into stock of any class or series ranking prior to the Series A Preferred Stock, or to authorize our merger or consolidation with or into another corporation or a statutory share exchange with another corporation, subject to certain exceptions.

  Redemption

     At any time following a redemption event and prior to a rate reset date, we will have the right to redeem all outstanding shares of Series A Preferred Stock at a price of $1,000 per share, plus accrued and unpaid dividends. A redemption event means the occurrence of any of the following:

     - our consolidation or merger with or into another entity, or a statutory exchange of securities with another entity, unless in connection with such transaction, our outstanding shares of Common Stock immediately preceding the transaction are converted into, exchanged for or otherwise represent at least a majority of the outstanding common stock of the surviving or resulting entity; or

     - the sale or conveyance of all or substantially all of our assets to another entity, other than our subsidiary.

  Mandatory Conversion

     Unless previously converted at the option of the holder as described in the next paragraph, on the third anniversary of the rate reset date, each outstanding share of Series A Preferred Stock will automatically convert into a number of shares of our common stock at the "CMS mandatory conversion rate" plus accrued and unpaid dividends. The CMS mandatory conversion rate equals the following number of shares of our Common Stock per share of Series A Preferred Stock, subject to adjustment:

     - if the average trading price of a share of our Common Stock for the 20-trading day period immediately prior to the conversion date equals or exceeds the product of the reset price and 1.10 (the "CMS threshold appreciation price"), the quotient of $1,000 divided by the CMS threshold appreciation price;

     - if the average trading price of a share of our Common Stock for the 20-trading day period immediately prior to the conversion date is less than the CMS threshold appreciation price but is greater than the reset price, the quotient of $1,000 divided by the average trading price of a share of our Common Stock for the 20-trading day period immediately prior to the conversion date; and

     - if the average trading price of a share of our Common Stock for the 20-trading day period immediately prior to the conversion date is less than or equal to the reset price, the quotient of $1,000 divided by the reset price.

  Conversion at the Option of the Holder

     At any time before the third anniversary of the rate reset date, each outstanding share of Series A Preferred Stock is convertible at the option of the holder into 24.779 shares of our Common Stock, subject to certain anti-dilution adjustments and adjustment on the rate reset date.

PRIMARY SOURCE OF FUNDS OF CMS ENERGY; RESTRICTIONS ON SOURCES OF DIVIDENDS

     The ability of CMS Energy to pay (i) dividends on its capital stock and
(ii) its indebtedness, including the Debt Securities, depends and will depend substantially upon timely receipt of sufficient dividends or other distributions from its subsidiaries, in particular Consumers. Consumers' ability to pay dividends on its common stock depends upon its revenues, earnings and other factors. Consumers' revenues and earnings will depend substantially upon rates authorized by the MPSC.

     Consumers' ability to pay dividends is restricted by its First Mortgage Bond Indenture (the "Mortgage Indenture") and its Articles of Incorporation ("Articles"). The Mortgage Indenture provides that Consumers can only pay dividends on its common stock out of retained earnings accumulated subsequent to September 30, 1945, provided that upon such payment, there shall remain of such retained earnings an amount equivalent to any deficiency in maintenance and replacement expenditures as compared with maintenance and replacement requirements since December 31, 1945. Because of restrictions in its Articles and Mortgage Indenture, Consumers was prohibited from paying dividends on its common stock from June 1991 to December 31, 1992. However, as of December 31, 1992, Consumers effected a quasi-reorganization in which Consumers' accumulated deficit of $574 million was eliminated against other paid-in capital. With the accumulated deficit eliminated, Consumers satisfied the requirements under its Mortgage Indenture and resumed paying dividends on its common stock in May 1993.

     Consumers' Articles also provide two restrictions on its payment of dividends on its common stock. First, prior to the payment of any common stock dividend, Consumers must reserve retained earnings after giving effect to such dividend payment of at least (i) $7.50 per share on all then outstanding shares of its preferred stock, (ii) in respect to its Class A Preferred Stock, 7.5% of the aggregate amount established by its Board of Directors to be payable on the shares of each series thereof in the event of involuntary liquidation of Consumers, and (iii) $7.50 per share on all then outstanding shares of all other stock over which its preferred stock and Class A Preferred Stock do not have preference as to the payment of dividends and as to assets. Second, dividend payments during the 12 month period ending with the month the proposed payment is to be paid are limited to: (i) 50% of net income available for the payment of dividends during the base period (hereinafter defined) if the ratio of common stock and surplus to total capitalization and surplus for 12 consecutive calendar months within the 14 calendar months immediately preceding the proposed dividend payment (the "base period"), adjusted to reflect the proposed dividend, is less than 20%; and (ii) 75% of net income available for the payment of dividends during the base period if the ratio of common stock and surplus to total capitalization and surplus for the base period, adjusted to reflect the proposed dividend, is at least 20% but less than 25%.

     In addition, Consumers' Indenture dated January 1, 1996, between Consumers and Bank of New York as Trustee ("Indenture"), and certain Preferred Securities Guarantees by Consumers dated January 23, 1996, September 11, 1997 and October 25, 1999 (collectively the "Consumers Preferred Securities Guarantees"), in connection with which the 8.36% Trust Preferred Securities of Consumers Power Company Financing I, the 8.20% Trust Securities of Consumers Energy Financing II and the 9.25% Trust Originated Preferred Securities of Consumers Energy Financing III (collectively the "Consumers Trust Preferred Securities") were issued, provide that Consumers shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of its capital stock if: (i) there shall have occurred any event that would constitute an event of default under the Indenture or the trust agreements pursuant to which the Consumers Trust Preferred Securities were issued, (ii) a default with respect to its payment of any obligations under the Consumers Preferred Securities Guarantees or certain Consumers common stock guarantees, or (iii) it gives notice of its election to extend the interest payment period on the subordinated notes issued under the Indenture, at any time for up to 20 consecutive quarters provided, however, Consumers may declare and pay stock dividends where the dividend stock is the same stock as that on which the dividend is being paid.

     Consumers' Articles also prohibit the payment of cash dividends on its common stock if Consumers is in arrears on preferred stock dividend payments.

     In addition, Michigan law prohibits payment of a dividend if, after giving it effect, Consumers would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the articles permit otherwise, the amount that would be needed, if Consumers were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Currently, it is Consumers' policy to pay annual dividends equal to 80% of its annual consolidated net income. Consumers' Board of Directors reserves the right to change this policy at any time.

DEBT SECURITIES

     The Debt Securities offered by this prospectus will be unsecured obligations of CMS Energy and will be either senior or subordinated debt. Senior Debentures will be issued under a senior debt indenture and Subordinated Debentures will be issued under a subordinated debt indenture. The senior debt indenture and the subordinated debt indenture are sometimes referred to in this prospectus individually as an "indenture" and collectively as the "indentures."

     The following briefly summarizes the material provisions of the indentures and the Debt Securities. You should read the more detailed provisions of the applicable indenture, including the defined terms, for provisions that may be important to you. You should also read the particular terms of a series of Debt Securities, which will be described in more detail in the applicable prospectus supplement. Copies of the indentures may be obtained from CMS Energy or the applicable trustee.

     Unless otherwise provided in the applicable prospectus supplement, the trustee under the senior debt indenture will be Bank One Trust Company, National Associations and the trustee under the subordinated debt indenture will be The Bank of New York.

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

GENERAL

     The indentures provide that Debt Securities of CMS Energy may be issued in one or more series, with different terms, in each case as authorized from time to time by CMS Energy.

     Federal income tax consequences and other special considerations applicable to any Debt Securities issued by CMS Energy at a discount will be described in the applicable prospectus supplement.

     Because CMS Energy is a holding company, the claims of creditors of CMS Energy's subsidiaries will have a priority over CMS Energy's equity rights and the rights of CMS Energy's creditors, including the holders of Debt Securities, to participate in the assets of the subsidiary upon the subsidiary's liquidation.

     The applicable prospectus supplement relating to any series of Debt Securities will describe the following terms, where applicable:

     - the title of the Debt Securities;

     - whether the Debt Securities will be senior or subordinated debt;

     - the total principal amount of the Debt Securities;

     - the percentage of the principal amount at which the Debt Securities will be sold and, if applicable, the method of determining the price;

     - the maturity date or dates;

     - the interest rate or the method of computing the interest rate;

     - the date or dates from which any interest will accrue, or how such date or dates will be determined, and the interest payment date or dates and any related record dates;

     - the location where payments on the Debt Securities will be made;

     - the terms and conditions on which the Debt Securities may be redeemed at the option of CMS Energy;

     - any obligation of CMS Energy to redeem, purchase or repay the Debt Securities at the option of a holder upon the happening of any event and the terms and conditions of redemption, purchase or repayment;

     - any provisions for the discharge of CMS Energy's obligations relating to the Debt Securities by deposit of funds or United States government obligations;

     - whether the Debt Securities are to trade in book-entry form and the terms and any conditions for exchanging the global security in whole or in part for paper certificates;

     - any material provisions of the applicable indenture described in this prospectus that do not apply to the Debt Securities;

     - any additional amounts with respect to the Debt Securities that CMS Energy will pay to a non-United States person because of any tax, assessment or governmental charge withheld or deducted and, if so, any option of CMS Energy to redeem the Debt Securities rather than paying these additional amounts; and

     - any other specific terms of the Debt Securities.

CONCERNING THE TRUSTEES

     Each of Bank One Trust Company, National Association, the trustee under the senior debt indenture, and The Bank of New York, the trustee under the subordinated debt indenture, is one of a number of banks with which CMS Energy and its subsidiaries maintain ordinary banking relationships, including credit facilities.

EXCHANGE AND TRANSFER

     Debt Securities may be presented for exchange and registered Debt Securities may be presented for registration of transfer at the offices and subject to the restrictions set forth therein and in the applicable prospectus supplement without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any limitations contained in the applicable indenture. Debt Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

PAYMENT

     Distributions on the Debt Securities in registered form will be made at the office or agency of the applicable trustee in the Borough of Manhattan, the City of New York or its other designated office. However, at the option of CMS Energy, payment of any interest may be made by check or by wire transfer. Payment of any interest due on Debt Securities in registered form will be made to the persons in whose name the Debt Securities are registered at the close of business on the record date for such interest payments. Payments made in any other manner will be specified in the prospectus supplement.

EVENTS OF DEFAULT

     Each indenture provides that events of default regarding any series of Debt Securities will be:

     - failure to pay required interest on any Debt Security of such series for 30 days;

     - failure to pay principal other than a scheduled installment payment or premium, if any, on any Debt Security of such series when due;

     - failure to make any required scheduled installment payment for 30 days on Debt Securities of such series;

     - failure to perform for 90 days after notice any other covenant in the relevant indenture other than a covenant included in the relevant indenture solely for the benefit of a series of Debt Securities other than such series;

     - certain events of bankruptcy or insolvency, whether voluntary or not; or

     - entry of final judgments against CMS Energy or Consumers for more than $25,000,000 which remain undischarged or unbonded for 60 days or a default resulting in the acceleration of indebtedness of CMS Energy or Consumers of more than $25,000,000, and the acceleration has not been rescinded or annulled within 10 days after written notice of such default as provided in the applicable indenture.

     Additional events of default may be prescribed for the benefit of the holders of a particular series of Debt Securities and will be described in the prospectus supplement relating to those Debt Securities.

     If an event of default regarding Debt Securities of any series issued under the indentures should occur and be continuing, either the trustee or the holders of 25% in the principal amount of outstanding Debt Securities of such series may declare each Debt Security of that series due and payable.

     Holders of a majority in principal amount of the outstanding Debt Securities of any series will be entitled to control certain actions of the trustee under the indentures and to waive past defaults regarding such series. The trustee generally will not be requested, ordered or directed by any of the holders of Debt Securities, unless one or more of such holders shall have offered to the trustee reasonable security or indemnity.

     Before any holder of any series of Debt Securities may institute action for any remedy, except payment on such holder's Debt Security when due, the holders of not less than 25% in principal amount of the Debt Securities of that series outstanding must request the trustee to take action. Holders must also offer and give the satisfactory security and indemnity against liabilities incurred by the trustee for taking such action.

     CMS Energy is required to annually furnish the relevant trustee a statement as to CMS Energy's compliance with all conditions and covenants under the applicable indenture. Each indenture provides that the relevant trustee may withhold notice to the holders of the Debt Securities of any series of any default affecting such series, except payment on holders' Debt Securities when due, if it considers withholding notice to be in the interests of the holders of the Debt Securities of such series.

CONSOLIDATION, MERGER OR SALE OF ASSETS

     Each indenture provides that CMS Energy may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if the new corporation assumes the obligations of CMS Energy under the Debt Securities and the indentures and is organized and existing under the laws of the United States of America, any U.S. state or the District of Columbia.

MODIFICATION OF THE INDENTURE

     Each indenture permits CMS Energy and the relevant trustee to enter into supplemental indentures without the consent of the holders of the Debt Securities to establish the form and terms of any series of securities under the indentures.

     Each indenture also permits CMS Energy and the relevant trustee, with the consent of the holders of at least a majority in total principal amount of the Debt Securities of all series then outstanding and affected (voting as one class), to change in any manner the provisions of the applicable indenture or modify in any manner the rights of the holders of the Debt Securities of each such affected series. CMS Energy and the relevant trustee may not, without the consent of the holder of each Debt Security affected, enter into any supplemental indenture to:

     - change the time of payment of the principal;

     - reduce the principal amount of such Debt Security;

     - reduce the rate or change the time of payment of interest on such Debt Security;

     - reduce the amount payable on any securities issued originally at a discount upon acceleration or provable in bankruptcy; or

     - impair the right to institute suit for the enforcement of any payment on any Debt Security when due.

     In addition, no such modification may reduce the percentage in principal amount of the Debt Securities of the affected series, the consent of whose holders is required for any such modification or for any waiver provided for in the applicable indenture.

     Prior to the acceleration of the maturity of any Debt Security, the holders, voting as one class, of a majority in total principal amount of the Debt Securities with respect to which a default or event of default shall have occurred and be continuing may on behalf of the holders of all such affected Debt Securities waive any past default or event of default and its consequences, except a default or an event of default in respect of a covenant or provision of the applicable indenture or of any Debt Security which cannot be modified or amended without the consent of the holder of each Debt Security affected.

DEFEASANCE, COVENANT DEFEASANCE AND DISCHARGE

     Each indenture provides that, at the option of CMS Energy:

     - CMS Energy will be discharged from all obligations in respect of the Debt Securities of a particular series then outstanding (except for certain obligations to register the transfer of or exchange the Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to maintain the trust described below); or

     - CMS Energy need not comply with certain restrictive covenants of the relevant indenture (including those described under "Consolidation, Merger or Sale of Assets").

     If CMS Energy in each case irrevocably deposits in trust with the relevant trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal and interest on the Debt Securities of such series on the stated maturities of such Debt Securities in accordance with the terms thereof.

     To exercise this option, CMS Energy is required to deliver to the relevant trustee an opinion of independent counsel to the effect that:

     - the exercise of such option would not cause the holders of the Debt Securities of such series to recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance, and such holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

     - in the case of a discharge as described above, such opinion is to be accompanied by a private letter ruling to the same effect received from the Internal Revenue Service, a revenue ruling to such effect pertaining to a comparable form of transaction published by the Internal Revenue Service or appropriate evidence that since the date of the applicable indenture there has been a change in the applicable federal income tax law.

     In the event:

     - CMS Energy exercises its option to effect a covenant defeasance with respect to the Debt Securities of any series as described above,

     - the Debt Securities of such series are thereafter declared due and payable because of the occurrence of any event of default other than an event of default caused by failing to comply with the covenants which are defeased,

     - the amount of money and securities on deposit with the relevant trustee would be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such event of default,

     CMS Energy would remain liable for such amounts.

GOVERNING LAW

     Each indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of Michigan unless the laws of another jurisdiction shall mandatorily apply.

SENIOR DEBENTURES

     The Senior Debentures will be issued under the senior debt indenture and will rank on an equal basis with all other unsecured debt of CMS Energy except subordinated debt.

SUBORDINATED DEBENTURES

     The Subordinated Debentures will be issued under the subordinated debt indenture and will rank subordinated and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all "Senior Indebtedness" (as defined below) of CMS Energy.

     If CMS Energy defaults in the payment of any distributions on any Senior Indebtedness when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, CMS Energy cannot make a payment on account of or redeem or otherwise acquire the Subordinated Debentures. The subordinated debt indenture provisions described in this paragraph, however, do not prevent CMS Energy from making sinking fund payments in Subordinated Debentures acquired prior to the maturity of Senior Indebtedness or, in the case of default, prior to such default and notice thereof. If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to CMS Energy, its creditors or its property, then all Senior Indebtedness must be paid in full before any payment may be made to any holders of Subordinated Debentures. Holders of Subordinated Debentures must return and deliver any payments received by them, other than in a plan of reorganization or through a defeasance trust as described above, directly to the holders of Senior Indebtedness until all Senior Indebtedness is paid in full.

     "Senior Indebtedness" means distributions on the following, whether outstanding on the date of execution of the subordinated debt indenture or thereafter incurred, created or assumed:

     - indebtedness of CMS Energy for money borrowed by CMS Energy or evidenced by debentures (other than the Subordinated Debentures), notes, bankers' acceptances or other corporate debt securities or similar instruments issued by CMS Energy;

     - obligations of CMS Energy with respect to letters of credit;

     - all indebtedness of others of the type referred to in the two preceding clauses assumed by or guaranteed in any manner by CMS Energy or in effect guaranteed by CMS Energy; or

     - renewals, extensions or refundings of any of the indebtedness referred to in the preceding three clauses unless, in the case of any particular indebtedness, renewal, extension or refunding, under the express provisions of the instrument creating or evidencing the same or the assumption or guarantee of the same, or pursuant to which the same is outstanding, such indebtedness or such renewal, extension or refunding thereof is not superior in right of payment to the subordinated debt securities.

     The subordinated debt indenture does not limit the total amount of Senior Indebtedness that may be issued. As of September 30, 2000, Senior Indebtedness of CMS Energy totaled approximately $8.7 billion.

CERTAIN COVENANTS

     If Debt Securities are issued to a Trust or a trustee of such Trust in connection with the issuance of Trust Preferred Securities by such Trust, CMS Energy will covenant that it will not, and it will not cause any of its subsidiaries to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of CMS Energy's capital stock or (ii) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities (including guarantees of indebtedness for money borrowed) of CMS Energy that rank pari passu (in the case of Subordinated Debentures) with or junior (in the case of Senior and Subordinated Debentures) to that Debt Security (other than
(a) any dividend, redemption, liquidation, interest, principal or guarantee payment by CMS Energy where the payment is made by way of securities (including capital stock) that rank pari passu with or junior to the securities on which such dividend, redemption, interest, principal or guarantee payment is being made, (b) payments under the Guarantees, (c) purchases of CMS Energy Common Stock related to the issuance of CMS Energy Common Stock under any of CMS Energy's benefit plans for its directors, officers or employees, (d) as a result of a reclassification of CMS Energy's capital stock or the exchange or conversion of one series or class of CMS Energy's capital stock for another series or class of CMS Energy's capital stock and (e) the purchase of fractional interests in shares of CMS Energy's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged) if at such time (i) there shall have occurred any event of which CMS Energy has actual knowledge that (a) with the giving of notice or the lapse of time, or both, would constitute an event of default under the indentures and (b) in respect of which CMS Energy shall not have taken reasonable steps to cure,
(ii) CMS Energy shall be in default with respect to its payment of any obligations under the Guarantees or (iii) CMS Energy shall have given notice of its selection of an Extension Period as provided in the indentures with respect to the

Debt Securities and shall not have rescinded such notice, or such Extension Period, or any extension thereof, shall be continuing. CMS Energy will also covenant (i) for so long as Trust Preferred Securities are outstanding, not to convert the Debt Securities except pursuant to a notice of conversion delivered to the Conversion Agent (as defined in the indentures) by a holder of Trust Preferred Securities, (ii) to maintain directly or indirectly 100% ownership of the Common Securities, provided that certain successor which are permitted pursuant to the indentures may succeed to CMS Energy's ownership of the Common Securities, (iii) not to voluntarily terminate, wind-up or liquidate such Trust, except (a) in connection with a distribution of the Debt Securities to the holders of the Trust Preferred Securities in liquidation of such Trust or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Trust Agreement, (iv) to maintain the reservation for issuance of the number of shares of CMS Energy Common Stock that would be required from time to time upon the conversion of all the Debt Securities then outstanding, (v) to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause such Trust to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes and (vi) to deliver shares of CMS Energy Common Stock upon an election by the holders of the Trust Preferred Securities to convert such Trust Preferred Securities into CMS Energy Common Stock.

     As part of the Guarantees, CMS Energy will agree that it will honor all obligations described therein relating to the conversion or exchange of the Trust Preferred Securities into or for CMS Energy Common Stock, Senior Debentures or Subordinated Debentures.

CONVERSION RIGHTS

     If the prospectus supplement provides, the Holders of Debt Securities may convert such Debt Securities into CMS Energy Common Stock, as defined herein (see "Description of Securities -- Common Stock"), at the option of the Holders at the principal amount thereof, or of such portion thereof, at any time during the period specified in the prospectus supplement, at the conversion price or conversion rate specified in the prospectus supplement; except that, with respect to any Debt Securities (or portion thereof) called for redemption, such conversion right shall terminate at the close of business on the fifteenth day prior to the date fixed for redemption of such Debt Security, unless CMS Energy shall default in payment of the amount due upon redemption thereof.

     The conversion privilege and conversion price or conversion rate will be adjusted in certain events, including if CMS Energy:

     - pays a dividend or makes a distribution in shares of CMS Energy Common Stock;

     - subdivides its outstanding shares of CMS Energy Common Stock into a greater number of shares;

     - combines its outstanding shares of CMS Energy Common Stock into a smaller number of shares;

     - pays a dividend or makes a distribution on its CMS Energy Common Stock other than in shares of its CMS Energy Common Stock;

     - issues by reclassification of its shares of CMS Energy Common Stock any shares of its capital stock;

     - issues any rights or warrants to all holders of shares of its CMS Energy Common Stock entitling them (for a period expiring within 45 days, or such other period as may be specified in the prospectus supplement) to purchase shares of CMS Energy Common Stock (or Convertible Securities as defined in the indentures) at a price per share less than the Average Market Price (as defined in the indentures) per share for such CMS Energy Common Stock; or

     - distributes to all holders of shares of its CMS Energy Common Stock any assets or Debt Securities or any rights or warrants to purchase securities, provided that no adjustment shall be made under the last two bullet points above if the adjusted conversion price would be higher than, or the adjusted conversion rate would be less than, the conversion price or conversion rate, as the case may be, in effect prior to such adjustment.

     CMS Energy may reduce the conversion price or increase the conversion rate, temporarily or otherwise, by any amount but in no event shall such adjusted conversion price or conversion rate result in shares of CMS Energy Common Stock being issuable upon conversion of the Debt Securities if converted at the time of such adjustment at an effective conversion price per share less than the par value of the CMS Energy Common Stock at the time such adjustment is made. No adjustments in the conversion price or conversion rate need be made unless the adjustment would require an increase or decrease of at least one percent (1%) in the initial conversion price or conversion rate. Any adjustment which is not made shall be carried forward and taken into account in any subsequent adjustment. The foregoing conversion provisions may be modified to the extent set forth in the prospectus supplement.

TRUST PREFERRED SECURITIES

  General

     Each Trust may issue, from time to time, Trust Preferred Securities having terms described in the applicable prospectus supplement. The Trust Agreement of each Trust will authorize the establishment of no more than one series of Trust Preferred Securities, having such terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such rights or restrictions as shall be set forth therein or otherwise established by the relevant Trust Trustees. Reference is made to the prospectus supplement relating to the Trust Preferred Securities for specific terms, including:

     - the distinctive designation and the number of Trust Preferred Securities to be offered which will represent undivided beneficial interests in the assets of the Trust;

     - the annual distribution rate and the dates or date upon which such distributions will be paid, provided, however distributions on the Trust Preferred Securities will be paid quarterly in arrears to holders of Trust Preferred Securities as of a record date on which the Trust Preferred Securities are outstanding;

     - whether holders' can convert the Trust Preferred Securities into shares of CMS Energy Common Stock;

     - whether distributions on Trust Preferred Securities would be deferred during any deferral of interest payments on the Debt Securities, provided, however that no such deferral, including extensions, if any, may exceed 20 consecutive quarters nor extend beyond the stated maturity date of the Debt Securities, and at the end of any such deferrals, CMS Energy shall make all interest payments then accrued or deferred and unpaid (including any compounded interest);

     - the amount of any liquidation preference;

     - the obligation, if any, of the Trust to redeem Trust Preferred Securities through the exercise of CMS Energy of an option on the corresponding Debt Securities and the price or prices at which, the period or periods within which and the terms and conditions upon which Trust Preferred Securities shall be purchased or redeemed, in whole or in part, pursuant to such obligation;

     - the period or periods within which and the terms and conditions, if any, including the price or prices or the rate or rates of conversion or exchange and the terms and conditions of any adjustments thereof, upon which the Trust Preferred Securities shall be convertible or exchangeable at the option of the holder of the Trust Preferred Securities or other property or cash;

     - the voting rights, if any, of the Trust Preferred Securities in addition to those required by law and in the Trust Agreement, or set forth under a Guarantee (as defined below);

     - the additional payments, if any, which the Trust will pay as a distribution as necessary so that the net amounts reserved by the Trust and distributable to the holders of the Trust Preferred Securities, after all taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) have been paid will not be less than the amount that would have been reserved and distributed by the Trust, and the amount the holders of the Trust Preferred Securities would have reserved, had no such taxes, duties, assessments or governmental charges been imposed;

     - the terms and conditions, if any, upon which the Debt Securities may be distributed to holders of Trust Preferred Securities; and

     - any other relative rights, powers, preferences, privileges, limitations or restrictions of the Trust Preferred Securities not inconsistent with the Trust Agreement or applicable law. All Trust Preferred Securities offered hereby will be irrevocably guaranteed by CMS Energy, on a senior or subordinated basis, as applicable, and to the extent set forth below under "The Guarantees." Any applicable federal income tax considerations applicable to any offering of the Trust Preferred Securities will be described in the prospectus supplement relating thereto. The aggregate number of Trust Preferred Securities which the Trust shall have authority to issue will be pursuant to the terms of the Trust Agreement.

                EFFECT OF OBLIGATIONS UNDER THE DEBT SECURITIES
                               AND THE GUARANTEES

     As set forth in the Trust Agreement, the sole purpose of the Trust is to issue the Trust Securities evidencing undivided beneficial interests in the assets of each of the Trusts, and to invest the proceeds from such issuance and sale to acquire directly the Debt Securities from CMS Energy.

     As long as payments of interest and other payments are made when due on the Debt Securities, such payments will be sufficient to cover distributions and payments due on the Trust Securities because of the following factors:

     - the aggregate principal amount of Debt Securities will be equal to the sums of the aggregate stated liquidation amount of the Trust Securities;

     - the interest rate and the interest and other payment dates on the Debt Securities will match the distribution rate and distribution and other payment dates for the Trust Securities;

     - CMS Energy shall pay all, and the Trust shall not be obligated to pay, directly or indirectly, all costs, expenses, debt and obligations of the Trust (other than with respect to the Trust Securities); and

     - the Trust Agreement further provides that CMS Energy Trustees shall not take or cause or permit the Trust to, among other things, engage in any activity that is not consistent with the purposes of the Trust.

     Payments of distributions (to the extent funds therefore are available) and other payments due on the Trust Preferred Securities (to the extent funds therefor are available) are guaranteed by CMS Energy as and to the extent set forth under "The Guarantees" below. If CMS Energy does not make interest payments on the Debt Securities purchased by the Trust, it is expected that the Trust will not have sufficient funds to pay distributions on the Trust Preferred Securities. The Guarantees do not apply to any payment of distributions unless and until the Trust has sufficient funds for the payment of distributions and other payments on the Trust Preferred Securities only if and to the extent that CMS Energy has made a payment of interest or principal on the Debt Securities held by the Trust as its sole asset. The Guarantees, when taken together with CMS Energy's obligations under the Debt Securities and the Indenture and its obligations under the Trust Agreement, including its obligations to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the Trust securities), provide a full and unconditional guarantee of amounts on the Trust Preferred Securities.

     If CMS Energy fails to make interest or other payments on the Debt Securities when due (taking account of any extension period), the Trust Agreement provides a mechanism whereby the holders of the Trust Preferred Securities may direct a Property Trustee to enforce its rights under the Debt Securities. If a Property Trustee fails to enforce its rights under the Debt Securities, a holder of Trust Preferred

Securities may institute a legal proceeding against CMS Energy to enforce a Property Trustee's rights under the Debt Securities without first instituting any legal proceeding against a Property Trustee or any other person or entity. Notwithstanding the foregoing, if an event of default has occurred and is continuing under the Trust Agreement, and such event is attributable to the failure of CMS Energy to pay interest or principal on the Debt Securities on the date such interest or principal is otherwise payable (or in the case of redemption on the redemption date), then a holder of Trust Preferred Securities may institute legal proceedings directly against CMS Energy to obtain payment. If CMS Energy fails to make payments under the Guarantees, the Guarantees provide a mechanism whereby the holders of the Trust Preferred Securities may direct a Guarantee Trustee to enforce its rights thereunder. Any holder of Trust Preferred Securities may institute a legal proceeding directly against CMS Energy to enforce a Guarantee Trustee's rights under a Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee, or any other person or entity.

THE GUARANTEES

     Set forth below is a summary of information concerning the Guarantees which will be executed and delivered by CMS Energy for the benefit of the holders, from time to time, of the Trust Preferred Securities. Each Guarantee will be qualified as an indenture under the Trust Indenture Act of 1939. Either The Bank of New York, or Bank One Trust Company, National Association, each an independent trustee, will act as indenture trustee under the Guarantees for the purpose of compliance with the provisions of the Trust Indenture Act of 1939. This summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Guarantees, which is filed as an exhibit to the Registration Statement of which this prospectus forms a part.

  General

     CMS Energy will irrevocably agree to pay in full, on a senior or subordinated basis, as applicable, to the extent set forth herein, the Guarantee Payments (as defined below) to the holders of the Trust Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert other than the defense of payment. The following payments with respect to the Trust Preferred Securities, to the extent not paid by or on behalf of the Trust (the "Guarantee Payments"), will be subject to a
Guarantee: (i) any accumulated and unpaid distributions required to be paid on the Trust Preferred Securities, to the extent that the Trust has funds on hand available therefor at such time; (ii) the redemption price with respect to any Trust Preferred Securities called for redemption to the extent that the Trust has funds on hand available therefor at such time; or (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of the Trust (unless the Debt Securities are distributed to holders of the Trust Preferred Securities), the lesser of (a) the liquidation distribution, to the extent that the Trust has funds on hand available therefor at such time, and (b) the amount of assets of the Trust remaining available for distribution to holders of Trust Preferred Securities. CMS Energy's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts of CMS Energy to the holders of the Trust Preferred Securities or by causing the Trust to pay such amount to such holders.

     Such Guarantees will be irrevocable guarantees, on a senior or subordinated basis, as applicable, of the Trust's obligations under the Trust Preferred Securities, but will apply only to the extent that the Trust has funds sufficient to make such payments, and are not guarantees of collection. If CMS Energy does not make interest payments on the Debt Securities held by the Trust, the Trust will not be able to pay distributions on the Trust Preferred Securities and will not have funds legally available therefor.

     CMS Energy has, through the Guarantees, the Trust Agreements, the Senior Debentures, the Subordinated Debentures, the indentures and the Expense Agreement, taken together, fully, irrevocably and unconditionally guaranteed all of the Trust's obligations under the Trust Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under the Trust Preferred Securities.

     CMS Energy has also agreed separately to irrevocably and unconditionally guarantee the obligations of the Trust with respect to the Common Securities to the same extent as the Guarantees, except that upon the occurrence and during the continuation of a Trust Agreement Event of Default, holders of Trust Preferred Securities shall have priority over holders of Common Securities with respect to distributions and payments on liquidation, redemption or otherwise.

CERTAIN COVENANTS OF CMS ENERGY

     CMS Energy will covenant in each Guarantee that if and so long as (i) the Trust is the holder of all the Debt Securities, (ii) a Tax Event (as defined in the Guarantee) in respect of the Trust has occurred and is continuing and (iii) CMS Energy has elected, and has not revoked such election, to pay Additional Sums (as defined in the Guarantee) in respect of the Trust Preferred Securities and Common Securities, CMS Energy will pay to the Trust such Additional Sums. CMS Energy will also covenant that it will not, and it will not cause any of its subsidiaries to (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of CMS Energy's capital stock or (ii) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities (including guarantees of indebtedness for money borrowed) of CMS Energy that rank pari passu (in the case of Subordinated Debentures with or junior in the case of the Senior and Subordinated Debentures) to the Debt Securities (other than (a) any dividend, redemption, liquidation, interest, principal or guarantee payment by CMS Energy where the payment is made by way of securities (including capital stock) that rank pari passu with or junior to the securities on which such dividend, redemption, interest, principal or guarantee payment is being made, (b) payments under the Guarantees, (c) purchases of CMS Energy Common Stock related to the issuance of CMS Energy Common Stock under any of CMS Energy's benefit plans for its directors, officers or employees, (d) as a result of a reclassification of CMS Energy's capital stock or the exchange or conversion of one series or class of CMS Energy's capital stock for another series or class of CMS Energy's capital stock and (e) the purchase of fractional interests in shares of CMS Energy's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged) if at such time (i) there shall have occurred any event of which CMS Energy has actual knowledge that (a) with the giving of notice or the lapse of time, or both, would constitute a event of default and (b) in respect of which CMS Energy shall not have taken reasonable steps to cure, (ii) CMS Energy shall be in default with respect to its payment of any obligations under the Guarantee or (iii) CMS Energy shall have given notice of its selection of an Extension Period as provided in the indentures with respect to the Debt Securities and shall not have rescinded such notice, or such Extension Period, or any extension thereof, shall be continuing. CMS Energy also will covenant to (i) for so long as Trust Preferred Securities are outstanding, not convert Debt Securities except pursuant to a notice of conversion delivered to the Conversion Agent by a holder of Trust Preferred Securities, (ii) maintain directly or indirectly 100% ownership of the Common Securities, provided that certain successors which are permitted pursuant to the indentures may succeed to CMS Energy's ownership of the Common Securities, (iii) not voluntarily terminate, wind-up or liquidate the Trust, except (a) in connection with a distribution of the Debt Securities to the holders of the Trust Preferred Securities in liquidation of the Trust or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Trust Agreement, (iv) maintain the reservation for issuance of the number of shares of CMS Energy Common Stock that would be required from time to time upon the conversion of all the Debt Securities then outstanding, (v) use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause the Trust to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes and (vi) deliver shares of CMS Energy Common Stock upon an election by the holders of the Trust Preferred Securities to convert such Trust Preferred Securities into CMS Energy Common Stock.

     As part of the Guarantees, CMS Energy will agree that it will honor all obligations described therein relating to the conversion or exchange of the Trust Preferred Securities into or for CMS Energy Common Stock, Senior Debentures or Subordinated Debentures.

AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes which do not materially adversely affect the rights of holders of the Trust Preferred Securities (in which case no vote will be required), the Guarantees may not be amended without the prior approval of the holders of not less than a majority in aggregate liquidation amount of such outstanding Trust Preferred Securities. All guarantees and agreements contained in the Guarantees shall bind the successors, assigns, receivers, trustees and representatives of CMS Energy and shall inure to the benefit of the holders of the Trust Preferred Securities then outstanding.

TERMINATION OF THE GUARANTEES

     The Guarantees will terminate and be of no further force and effect upon full payment of the redemption price of the Trust Preferred Securities, upon full payment of the amounts payable upon liquidation of the Trust, upon the distribution, if any, of CMS Energy Common Stock to the holders of Trust Preferred Securities in respect of the conversion of all such holders' Trust Preferred Securities into CMS Energy Common Stock or upon distribution of the Debt Securities to the holders of the Trust Preferred Securities in exchange for all of the Trust Preferred Securities. The Guarantees will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Trust Preferred Securities must restore payment of any sums paid under such Trust Preferred Securities or the Guarantees.

EVENTS OF DEFAULT

     An event of default under a Guarantee will occur upon the failure of CMS Energy to perform any of its payment or other obligations thereunder. The holders of a majority in aggregate liquidation amount of the Trust Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to a Guarantee Trustee in respect of a Guarantee or to direct the exercise of any trust or power conferred upon a Guarantee Trustee under the Guarantees.

     If a Guarantee Trustee fails to enforce a Guarantee, any holder of the Trust Preferred Securities may institute a legal proceeding directly against CMS Energy to enforce its rights under such Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other person or entity. In addition, any record holder of Trust Preferred Securities shall have the right, which is absolute and unconditional, to proceed directly against CMS Energy to obtain Guarantee Payments, without first waiting to determine if the Guarantee Trustee has enforced a Guarantee or instituting a legal proceeding against the Trust, the Guarantee Trustee or any other person or entity. CMS Energy has waived any right or remedy to require that any action be brought just against the Trust, or any other person or entity before proceeding directly against CMS Energy.

     CMS Energy, as guarantor, is required to file annually with each Guarantee Trustee a certificate as to whether or not CMS Energy is in compliance with all the conditions and covenants applicable to it under the Guarantees.

STATUS OF THE GUARANTEES

     The Guarantees will constitute unsecured obligations of CMS Energy and will rank equal to or subordinate and junior in right of payment to all other liabilities of CMS Energy, as applicable. The Guarantees will rank pari passu with or senior to, as applicable, any guarantee now or hereafter entered into by CMS Energy in respect of any preferred or preference stock of any affiliate of CMS Energy.

     The Guarantees will constitute a guarantee of payment and not of collection which means that the guaranteed party may institute a legal proceeding directly against the Guarantor to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity. The Guarantees will be held for the benefit of the holders of the Trust Preferred Securities. The Guarantees will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Trust or upon distribution of the Debt Securities to the holders of the Trust Preferred Securities. The Guarantees do not place a limitation on the amount of additional indebtedness that may be incurred by CMS Energy or any of its subsidiaries.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

     CMS Energy may issue Stock Purchase Contracts, representing contracts obligating holders to purchase from CMS Energy, and CMS Energy to sell to the holders, a specified number of shares of CMS Energy Common Stock at a future date or dates. The price per share of CMS Energy Common Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as part of Stock Purchase Units consisting of a Stock Purchase Contract and Senior Debentures, Subordinated Debentures, Trust Preferred Securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the Common Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require CMS Energy to make periodic payments to the holders of the Stock Purchase Units or visa versa, and such payments may be unsecured or refunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

     The applicable prospectus supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units. The description in the prospectus supplement will not purport to be complete and will be qualified in its entirety by reference to the Stock Purchase Contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to such Stock Purchase Contracts or Stock Purchase Units.

                                 LEGAL OPINIONS

     Opinions as to the legality of certain of the Offered Securities will be rendered for CMS Energy by Michael D. Van Hemert, Esq., Assistant General Counsel for CMS Energy. Certain matters of Delaware law relating to the validity of the Trust Preferred Securities will be passed upon on behalf of the Trusts by Skadden, Arps, Slate, Meagher & Flom LLP, special Delaware counsel to the Trusts. Certain United States Federal income taxation matters may be passed upon for CMS Energy and the Trust by either Jay M. Silverman, tax counsel for CMS Energy, or by special tax counsel to CMS Energy and of the Trust, who will be named in the prospectus supplement. Certain legal matters with respect to Offered Securities will be passed upon by counsel for any underwriters, dealers or agents, each of whom will be named in the related prospectus supplement.

                                    EXPERTS

     The consolidated financial statements and schedules of CMS Energy as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999 incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     With respect to the unaudited interim consolidated financial information for the periods ended March 31, June 30, and September 30, 2000 and 1999, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate report thereon states that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act, for their reports on the unaudited interim consolidated financial information. This limitation of Section 11 responsibility is because those reports are not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Section 7 and 11 of the Securities Act.

     Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

                              PLAN OF DISTRIBUTION

     CMS Energy and/or the Trusts may sell the Offered Securities: (i) through the solicitation of proposals of underwriters or dealers to purchase the Offered Securities; (ii) through underwriters or dealers on a negotiated basis; (iii) directly to a limited number of purchasers or to a single purchaser; or (iv) through agents. The prospectus supplement with respect to any Offered Securities will set forth the terms of such offering, including the name or names of any underwriters, dealers or agents; the purchase price of the Offered Securities and the proceeds to CMS Energy and/or the Trust from such sale; any underwriting discounts and commissions and other items constituting underwriters' compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Offered Securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Securities will be named in the prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities if any are purchased.

     If dealers are used in the sale of Offered Securities, CMS Energy and/or the Trusts will sell such Offered Securities to the dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating thereto.

     The Offered Securities may be sold directly by CMS Energy and/or the Trusts or through agents designated by CMS Energy and/or the Trusts from time to time. Any agent involved in the offer or sale of
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the Offered Securities in respect to which this prospectus is delivered will be named, and any commissions payable by CMS Energy and/or the Trusts to such agent will be set forth, in the prospectus supplement relating thereto. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Offered Securities may be sold directly by CMS Energy and/or the Trust to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto.

     The CMS Energy Common Stock may be offered other than through the facilities of a national securities exchange and other than to or through a market maker other than on an exchange.

     Agents, dealers and underwriters may be entitled under agreements with CMS Energy and/or the Trust to indemnification by CMS Energy and/or the Trust against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for CMS Energy and/or the Trust in the ordinary course of business.

     The Offered Securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for CMS Energy and/or the Trusts. Any remarketing firm will be identified and the terms of its agreement, if any, with its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as such term is defined in the Securities Act, in connection with the Offered Securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with CMS Energy and/or the Trusts to indemnification or contribution by CMS Energy and/or the Trusts against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions or perform services for CMS Energy and its subsidiaries in the ordinary course of business.

     The Offered Securities may or may not be listed on a national securities exchange. Reference is made to the prospectus supplement with regard to such matter. No assurance can be given that there will be a market for any of the Offered Securities.

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